SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D


                               (Amendment No. 1)


                   Under the Securities Exchange Act of 1934


                               ALPHA MICROSYSTEMS
                                (Name of Issuer)


                           Common Stock, no par value
                         (Title of Class of Securities)

                                   020903100
                                 (CUSIP Number)

                               Benjamin P. Giess
                          ING Equity Partners II, L.P.
                         520 Madison Avenue, 33rd Floor
                            New York, New York 10022
                                 (212) 453-1600

                                    Copy to:
                                James B. Carlson
                              Mayer, Brown & Platt
                                 1675 Broadway
                               New York, NY 10019
                                 (212) 506-2500

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 19, 1998
            (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 020903100

                                  SCHEDULE 13D


1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           ING Equity Partners II, L.P.


2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A                (a) [ ]
           GROUP*

                                                                     (b) [X]
3          SEC USE ONLY

4          SOURCE OF FUNDS*

           WC

5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                    7       SOLE VOTING POWER

                  NUMBER OF                 5,844,825

                    SHARES

                 BENEFICIALLY

                   OWNED BY

                     EACH           8       SHARED VOTING POWER

                  REPORTING                 None

                    PERSON          9       SOLE DISPOSITIVE POWER

                     WITH                   5,844,825

                                    10      SHARED DISPOSITIVE POWER
                                            None

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON 5,844,825

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*                                      [  ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.0%

14         TYPE OF REPORTING PERSON*

           PN

                                  SCHEDULE 13D


Company: Alpha Microsystems                              CUSIP Number: 020903100

Item 1.  Security and Company.

         ITEM 1 IS HEREBY  AMENDED  AND  RESTATED  IN  ITS  ENTIRETY  TO READ AS
FOLLOWS:

         This statement relates to the Common Stock, no par value (the "Common Stock"), of Alpha Microsystems, a California corporation (the "Company"), which has its principal executive offices at 2722 South Fairview Street, Santa Ana, California 92704.

         The original Schedule 13D (the "Original Schedule 13D") to which this Amendment relates was filed with the Securities and Exchange Commission on September 11, 1998.

Item 2.  Identity and Background.

         ITEM 2 HAS NOT BEEN AMENDED BUT IS HEREBY RESTATED IN ITS ENTIRETY:

                  (a) This statement is being filed on behalf of ING Equity Partners II, L.P., a Delaware limited partnership (hereinafter referred to as the "Investment Partnership"). The sole general partner of the Investment Partnership is Lexington Equity Partners II, L.P., a
         Delaware limited partnership (the "Lexington Partnership). The sole general partner of the Lexington Partnership is Lexington Equity Partners II, Inc., a Delaware corporation (the "Lexington
         Corporation"). Tracey L. Rudd ("Rudd"), Olivier L. Trouveroy ("Trouveroy") and Gregory P. Flynn ("Flynn") are executive officers, directors and shareholders of the Lexington Corporation. Benjamin P. Giess ("Giess") and David H. Morse ("Morse") are executive officers of the Lexington Corporation. The Investment Partnership, the Lexington Partnership, the Lexington Corporation, Rudd, Flynn, Trouveroy, Giess and Morse sometimes are collectively referred to herein as the "ING Persons."

                  (b) The principal business address of each of the ING Persons is c/o ING Equity Partners, 520 Madison Avenue, 33rd Floor, New York, New York 10022.

                  (c) The Investment Partnership, the Lexington Partnership and the Lexington Corporation are principally engaged in the financial service and investment business. Rudd, Trouveroy, Flynn, Giess and Morse are principally employed by the ING Persons and affiliated entities.

                  (d) During the last five years none of the ING Persons has been convicted in a criminal proceeding required to be reported in accordance with Item 2(d) of Schedule 13D.

                  (e) During the last five years none of the ING Persons has been a party to a civil proceeding required to be reported in accordance with Item 2(e) of Schedule 13D.

Company: Alpha Microsystems                              CUSIP Number: 020903100

                  (f) Rudd, Trouveroy, Flynn, Giess and Morse are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         ITEM  3  IS  HEREBY  AMENDED  AND  RESTATED  IN ITS ENTIRETY TO READ AS
FOLLOWS:

         The source of funds for the Investment Partnership's acquisition was money held for investment by the Investment Partnership. The aggregate amount of funds used by the Investment Partnership in making the acquisition was $15,000,000.00, which amount includes the $8,000,000 paid by the Investment Partnership at the First Closing (as defined below) and the $7,000,000 paid by the Investment Partnership at the Second Closing (as defined below).

Item 4.  Purpose of Transaction.

         ITEM  4  IS  HEREBY  AMENDED  AND  RESTATED  IN ITS ENTIRETY TO READ AS
FOLLOWS:

         On August 7, 1998, the Company and the Investment Partnership entered into a Securities Purchase Agreement (the "Purchase Agreement," a copy of which is attached as Exhibit A and incorporated by reference herein), whereby the Investment Partnership agreed, subject to the terms and conditions of the Purchase Agreement, to purchase up to $20,000,000 of the Company's redeemable, exchangeable preferred stock, voting preferred stock and warrants to purchase Common Stock (collectively, the "Purchasable Securities") in three separate tranches of $8,000,000, $7,000,000 and up to $5,000,000. The Investment
Partnership's acquisition of any Purchasable Securities under the Purchase Agreement is for investment purposes.

         On September 1, 1998, the first closing (the "First Closing") under the Purchase Agreement took place. At the First Closing, the Investment Partnership acquired for an aggregate purchase price of $8,000,000: (i) 8,000 shares of Class A Cumulative, Redeemable and Exchangeable Preferred Stock, no par value (the "Class A Preferred Stock"), (ii) one share of Voting Preferred Stock, no par value (the "Voting Preferred Stock"), and (iii) warrants (the "First Closing Warrants") to purchase a total of 2,181,448 shares of Common Stock (approximately 19.9% of the shares then outstanding) at an initial exercise price of $1.50 per share. The Original Schedule 13D was filed in connection with the First Closing.

         On October 19, 1998, following approval by the shareholders of the Company and the satisfaction of certain other terms and conditions of the Purchase Agreement, the second closing under the Purchase Agreement (the "Second Closing") took place. At the Second Closing, the Investment Partnership acquired for an aggregate purchase price of $7,000,000: (i) 7,000 shares of Class B Cumulative, Redeemable and Exchangeable Preferred Stock, no par value (the "Class B Preferred Stock"), and (ii) warrants (the "Second Closing Warrants") to purchase a total of 2,568,181 shares of Common Stock (approximately 14.5% of the shares currently outstanding) at an initial exercise price of $2.50 per share.

         In addition, at the Second Closing the aggregate number of shares of Common Stock purchasable pursuant to the First Closing Warrants increased from 2,181,448 to 3,276,645

Company: Alpha Microsystems                              CUSIP Number: 020903100

(though in percentage terms, this represents a decrease from 19.9% to 18.5% of the shares outstanding) and the exercise price of the First Closing Warrants increased from $1.50 to $2.50 per share. Accordingly, the aggregate number of shares of Common Stock purchasable by the Investment Partnership pursuant to the First Closing Warrants and the Second Closing Warrants is now 5,844,825 (assuming no anti-dilution adjustments are required), or approximately 33.0% of the outstanding shares of Common Stock on a fully-diluted, post-issuance basis.

         Subject to certain conditions set forth in the Purchase Agreement, at the third closing under the Purchase Agreement (the "Third Closing"), the Investment Partnership will purchase up to $5,000,000 of Purchasable Securities, including additional warrants (the "Third Closing Warrants") to purchase, at an exercise price of $2.50 per share, additional shares of Common Stock, which together with the shares purchasable pursuant to the First Closing Warrants and the Second Closing Warrants, as adjusted in the event of the Third Closing, will total up to 8,771,088 shares of Common Stock (assuming no anti-dilution adjustments are required), or approximately 42.5% of the outstanding shares of Common Stock on a fully-diluted, post-issuance basis. It is anticipated that the Third Closing will occur within five days after all conditions to the Third Closing have been met, but in any event before June 30, 1999.

         The Class A Preferred Stock and Voting Preferred Stock acquired by the Investment Partnership at the First Closing, the Class B Preferred Stock acquired by the Investment Partnership at the Second Closing, and the redeemable preferred stock that may be acquired by the Investment Partnership at the Third Closing, contain similar rights and preferences which are set forth in the Company's Certificate of Determination of Rights and Preferences of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Voting
Preferred Stock (the "Certificate"). The Certificate, a copy of which is attached hereto as Exhibit B and is incorporated by reference herein, was filed with the Secretary of State of the State of California on August 25, 1998.

         The terms of the Voting Preferred Stock entitle holders of such Voting Preferred Stock to vote together with the holders of the Common Stock on all matters submitted to the Company's shareholders for consideration, and to cast an aggregate number of votes equal to the number of shares of Common Stock issuable upon exercise of the then unexercised portion of the Warrants held by such holder of Voting Preferred Stock. The Voting Preferred Stock is not entitled to dividends, and in the event of a liquidation of the Company, a holder thereof is entitled to be paid the original cost of the Voting Preferred Stock ($100) before payment is made upon any shares of any other class of capital stock of the Company other than Redeemable Preferred Stock.

         As of the First Closing, the Company expanded its Board of Directors (the "Board") from five to six members and, pursuant to the terms of the Purchase Agreement, the Investment Partnership designated, and the Company appointed, Benjamin P. Giess and Carlos De Mattos to the Board. As of the Second Closing, the Board was further expanded to seven members and,

Company: Alpha Microsystems                              CUSIP Number: 020903100

pursuant to the terms of the Purchase Agreement, the Investment Partnership designated, and the Company appointed, Sam Yau to the Board.

         The First Closing Warrants and the Second Closing Warrants expire on September 1, 2008. In addition, the First Closing Warrants and the Second Closing Warrants are subject to certain adjustments, including adjustments for payments of dividends or distributions and adjustments for certain dilutive issuances of Common Stock and convertible securities. The First Closing Warrants and the Second Closing Warrants contain provisions providing for an optional cashless exercise and certain anti-dilution provisions which could increase the number of shares of Common Stock purchasable upon exercise of the Warrants in the event of certain future dilutive issuances of Common Stock or convertible securities. Other adjustments are applicable in the event of certain dividends, stock splits, mergers or reclassifications. The First Closing Warrants and the Second Closing Warrants are, and the Third Closing Warrants will be, substantially in the form attached hereto as Exhibit C and incorporated by reference herein.

         The acquisition of the Company's securities has been made by the Investment Partnership for investment purposes. Although the Investment Partnership has no present intention to do so, the Investment Partnership may, in addition to those purchases contemplated above, make purchases of the Company's securities either in the open market or in privately negotiated transactions, including transactions with the Company, depending on an evaluation of the Company's business prospects and financial condition, the market for the securities, other available investment opportunities, money and stock market conditions and other future developments. Depending on these factors, the Investment Partnership may decide to sell all or part of its holdings of the Class A Preferred Stock, the Class B Preferred Stock, the Voting Preferred Stock and the Warrants in one or more public or private transactions.

         Except as set forth in this Item 4, the Investment Partnership has no present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, the Investment Partnership reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, of a material amount of assets of the Company or its subsidiaries, or other transactions which might have the effect of causing the Company's Common Stock to cease to be listed on the NASDAQ or causing the Common Stock to become eligible for termination of registration, under Section 12(g) of the Exchange Act.

Item 5.  Interest in Securities of the Company.

         ITEM 5  IS  HEREBY  AMENDED  AND  RESTATED  IN  ITS ENTIRETY TO READ AS
FOLLOWS:

         The Investment Partnership is deemed to be the beneficial owner of 5,844,825 shares of the Company's Common Stock. The Investment Partnership's deemed beneficial ownership represents approximately 33.0% of the Company's outstanding Common Stock. Except as set forth in Item 4, the Investment Partnership has sole voting power and dispositive power with

Company: Alpha Microsystems                              CUSIP Number: 020903100

respect to its shares of Common Stock. The Investment Partnership is the record holder of $15,000,000.00 in aggregate principal amount of Class A Preferred Stock, Class B Preferred Stock, Voting Preferred Stock and Restated Series A, Restated Series B, Series C and Series D Warrants of the Company.

         Except as reported in this Statement, the Investment Partnership has not effected any transactions in regard to the Common Stock during the past sixty days. No person other than the Investment Partnership has the right to receive or the power to direct the receipt of (i) dividends from the Class A or Class B Preferred Stock or the proceeds from the sale of the Class A or Class B Preferred Stock owned beneficially by the Investment Partnership, (ii) proceeds from the sale of the Warrants owned beneficially by the Investment Partnership or (iii) proceeds from the sale of the Common Stock following the exercise of the Warrants.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

         ITEM 6 HAS NOT BEEN AMENDED BUT IS HEREBY RESTATED IN ITS ENTIRETY:

         Reference is made to the information disclosed under Items 3 and 4 of this Statement which is incorporated by reference in response to this Item. In addition to such information, the following contracts, arrangements, understandings or relationships are reported hereunder.

         The Purchase Agreement provides that the Investment Partnership shall have access to the records of the Company and that the Company shall furnish its financial reports to the Investment Partnership. The Company covenants that it shall, among other things, pay its taxes, preserve its corporate existence, and maintain and preserve its properties.

         Pursuant to the Purchase Agreement, so long as the Investment Partnership holds Common Stock Equivalents (as defined in the Purchase Agreement) representing at least 10% of the Common Stock on a fully-diluted basis, the Investment Partnership has the right, subject to certain exceptions, to purchase a proportionate share of any new securities to be issued and sold by the Company equal to the proportionate share of Common Stock underlying the Warrants held by the Investment Partnership on a fully-diluted basis.

         The Certificate sets forth additional rights and privileges of each of the classes of the Preferred Stock and the Voting Preferred Stock of the Company. More specifically, the Certificate sets forth, where applicable, voting rights, rights to dividends, liquidation preferences, rights of redemption and exchange rights.

         The Company and the Investment Partnership have entered into a Registration Rights Agreement, dated August 7, 1998, which grants the Investment Partnership the right, on up to three occasions, to require the Company to register under the Securities Act of 1933, as amended, all or any portion of the Common Stock issuable upon exercise of the Warrants (the "Registrable Securities") for sale in a public offering. The Company will also be entitled to sell

Company: Alpha Microsystems                              CUSIP Number: 020903100

Common Stock in such registration for its own account unless the underwriters of such offering believe that such inclusion would adversely affect the success of the proposed offering by the Investment Partnership. In addition, the Investment Partnership will have the right to require the Company to file a shelf registration for an offering of the Registrable Securities on a continuous basis.

         If the Company at any time seeks to register any of its equity securities under the Securities Act for sale to the public, then the Company must include, at the Investment Partnership's request, the Investment
Partnership's Registrable Securities in such registration statement. Notwithstanding the foregoing, in connection with any offering involving an underwriting of securities being issued by the Company, the Company will not be required to include any of the Investment Partnership's Registrable Securities therein unless the Investment Partnership accepts and agrees to the terms of the underwriters selected by the Company, and then only in such quantity as will not, in the opinion of the underwriters, adversely affect the proposed offering by the Company.

Item 7.  Material to be Filed as Exhibits.

         ITEM 7 AND THE ATTACHED EXHIBITS HAVE NOT BEEN AMENDED BUT ARE HEREBY RESTATED IN THEIR ENTIRETY:

Exhibit A         Securities  Purchase   Agreement,  dated as of August 7, 1998,
                  by and between the Company and the Investment Partnership.

Exhibit B         Certificate of   Determination  of  Rights and  Preferences of
                  the Class A Stock, the Class B Stock, the Class C Stock and the Voting Preferred Stock of the Company, as filed with the Secretary of State of the State of California on August 25,
                  1998.

Exhibit C         Form of Warrant Certificate to Purchase Common Stock.

Company: Alpha Microsystems                              CUSIP Number: 020903100

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 26, 1998                 ING EQUITY PARTNERS II, L.P.

                                        By:   LEXINGTON EQUITY PARTNERS II, L.P.
                                              its General Partner

                                        By:   LEXINGTON EQUITY PARTNERS II, INC.
                                              its General Partner


                                        By:   /s/ Benjamin P. Giess
                                              Name:  Benjamin P. Giess
                                              Title: Authorized Signatory

                                                                       EXHIBIT A

--------------------------------------------------------------------------------

                               ALPHA MICROSYSTEMS

                         SECURITIES PURCHASE AGREEMENT

--------------------------------------------------------------------------------

                           Dated as of August 7, 1998

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                         ----
1.   Purchase and Sale of Preferred Stock..............................  A-1
     1.1   Defined Terms...............................................  A-1
     1.2   Authorization...............................................  A-9
     1.3   Purchase and Sale of the Preferred Stock....................  A-9
     1.4   Issuance of Warrants........................................  A-9

2.   Closings; Use of Proceeds.........................................  A-9
     2.1   The Closings................................................  A-9
     2.2   Use of Proceeds.............................................  A-10

3.   Representations and Warranties of the Company.....................  A-10
     3.1   Organization, Good Standing and Qualification...............  A-11
     3.2   Capitalization and Voting Rights............................  A-11
     3.3   Authorization; No Breach....................................  A-11
     3.4   Governmental and Other Consents.............................  A-12
     3.5   Litigation; Environmental Law...............................  A-12
     3.6   Intellectual Property.......................................  A-12
     3.7   Compliance with Law and Other Instruments...................  A-12
     3.8   Permits.....................................................  A-13
     3.9   Disclosure to Governmental Authorities......................  A-13
     3.10  Title to Property and Assets................................  A-13
     3.11  Employees and Labor.........................................  A-14
     3.12  Insurance...................................................  A-14
     3.13  Financial Statements........................................  A-14
     3.14  Absence of Changes..........................................  A-14
     3.15  Tax Returns.................................................  A-14
     3.16  Transactions with Affiliates................................  A-15
     3.17  Brokerage...................................................  A-15
     3.18  Disclosure to Investor......................................  A-15
     3.19  [Intentionally Omitted.]....................................  A-15
     3.20  Returns and Complaints......................................  A-15
     3.21  Accounts and Notes Receivable...............................  A-15
     3.22  Year 2000...................................................  A-15
     3.23  Private Sale................................................  A-16
     3.24  Closing Dates...............................................  A-16

4.   Representations and Warranties of the Investor....................  A-16
     4.1   Organization and Good Standing..............................  A-16
     4.2   Authorization...............................................  A-16
     4.3   Investment Representations..................................  A-16
     4.4   Closing Dates...............................................  A-17

5.   Conditions to the Investor's Obligations at the Effective Date and
     the Closing Dates.................................................  A-17
     5.1   Effective Date..............................................  A-17
     5.2   First Closing...............................................  A-18
     5.3   Second Closing..............................................  A-20
     5.4   Third Closing...............................................  A-21

                                                                         PAGE
                                                                         ----
6.   Conditions of the Company's Obligations at Closing................  A-22
     6.1   Representations and Warranties..............................  A-22
     6.2   Litigation..................................................  A-22
     6.3   Purchase Price..............................................  A-22
     6.4   H-S-R Act Approval..........................................  A-22
     6.5   Proposed Board Members......................................  A-22
     6.6   Fairness Opinion............................................  A-22

7.   Additional Agreements of the Company..............................  A-22
     7.1   Compliance..................................................  A-22
     7.2   Affirmative Covenants.......................................  A-22
     7.3   Committees and Subcommittees................................  A-24
     7.4   Approval and Filing of Certificate..........................  A-24
     7.5   Financial Reports...........................................  A-24
     7.6   Notice and Supplemental Information.........................  A-25

8.   Miscellaneous.....................................................  A-25
     8.1   Transactional Expenses......................................  A-25
     8.2   Portfolio Monitoring Expenses...............................  A-25
     8.3   Survival of Representations, Warranties and Covenants.......  A-25
     8.4   Publicity and Non-Disclosure................................  A-25
     8.5   Successors and Assigns......................................  A-25
     8.6   Governing Law...............................................  A-25
     8.7   Counterparts................................................  A-26
     8.8   Titles and Subtitles........................................  A-26
     8.9   Notices.....................................................  A-26
     8.10  Construction................................................  A-26
     8.11  Indemnification.............................................  A-27
     8.12  Termination.................................................  A-27
     8.13  Forum Selection and Consent to Jurisdiction.................  A-28
     8.14  Waiver of Jury Trial........................................  A-28
     8.15  Certificates and Waivers....................................  A-28
     8.16  Severability................................................  A-28
     8.17  Entire Agreement............................................  A-28

EXHIBITS

Appendix A    --   Form of Certificate of Determination
Appendix B    --   Form of Registration Rights Agreement
Appendix C    --   Form of Warrant Certificate
Appendix C-1  --   Warrant Schedule
Appendix D    --   Form of Subordinated Debenture

SCHEDULES

Schedule 3.2(a)    Capitalization and Voting Rights
Schedule 3.2(b)    Outstanding Convertible Securities
Schedule 3.2(c)    Preemptive Rights
Schedule 3.2(d)    Redemption Obligations
Schedule 3.2(f)    Subsidiaries
Schedule 3.3       Authorization; No Breach
Schedule 3.5       Litigation
Schedule 3.6       Intellectual Property Rights
Schedule 3.9(a)    SEC Reports
Schedule 3.9(b)    NASD Notice
Schedule 3.9(c)    Deviations in Financial Statements in SEC Reports
Schedule 3.9(e)    Pro Forma Financial Condition
Schedule 3.11      Employees and Labor
Schedule 3.12      Insurance Policies
Schedule 3.14      Absence of Changes
Schedule 3.16      Transactions with Affiliates
Schedule 3.17      Finders Fees
Schedule 3.21      Accounts and Notes Receivable
Schedule 5.1(c)    Senior Credit Facility

                         SECURITIES PURCHASE AGREEMENT

     THIS SECURITIES PURCHASE AGREEMENT (this "Agreement") dated as of the 7th day of August, 1998 (the "Effective Date") by and among Alpha Microsystems, a California corporation (the "Company"), and ING Equity Partners II, L.P. ("Equity Partners").

     WHEREAS, the Company desires to raise up to an aggregate of $20,000,000 for the purposes set forth in this Agreement; and

     WHEREAS, the Investor desires to provide all or a portion of such financing subject to the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the agreements contained herein, intending to be legally bound, the Company and the Investor hereby agree as follows:

     1. Purchase and Sale of Preferred Stock.

        1.1 Defined Terms. Capitalized terms used and not otherwise defined in this Agreement have the meanings ascribed to them below or in the other locations of this Agreement specified below:

           "Affiliate" means, with respect to any specified Person, (1) any other Person who, directly or indirectly, owns or controls, is under common ownership or control with, or is owned or controlled by, such specified Person,
(2) any other Person who is a director, officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity Securities, of the specified Person or a Person described in clause
(1)above, (3) any other Person of whom the specified Person is a director, officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity Securities, (4) any other Person in whom the specified Person has a substantial beneficial interest or as to whom the specified Person serves as trustee or in a similar capacity, or (5) any spouse (including any partner with whom such person resides on a permanent basis) of the specified Person or any of the foregoing Persons described in clause (1), (2), (3) or (4) above, or any other Person who, directly or indirectly, is under common ownership or control with, or is owned or controlled by such spouse. As used in this definition, the term "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

           "Approval" shall mean the stockholder approval following the First Closing that is necessary to permit the Company to consummate the transactions contemplated by the Second Closing and the Third Closing as mutually determined by the Company and the Investor.

           "Applicable Law" with respect to any Person, means all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any Governmental Authority applicable to such Person or any of its assets or property or to which such Person or any of its assets or property is subject, and all judgments, injunctions, orders and decrees of all courts and arbitrators in proceedings or actions in which such Person is a party or by which it or any of its assets or properties is or may be bound or subject.

           "Arbitration Procedure" means the following procedure to determine the Market Price or Exercise Amount, as the case may be, in the event that the Significant Holder and the Company cannot resolve any differences they have with respect to the Market Price or Exercise Amount, as the case may be. The Market Price or Exercise Amount, as the case may be, shall be determined by an investment banking firm of national recognition, which firm shall be reasonably acceptable to the Company and the Significant Holder. If the Company and the Significant Holder are unable to agree upon an acceptable investment banking firm within ten (10) days after the date either party proposed that one be selected, the investment banking firm will be selected by an arbitrator located in the City of New York, New York selected by the American Arbitration Association (or if such organization ceases to exist, the arbitrator shall be chosen by a court of competent jurisdiction). The arbitrator shall select the investment banking firm (within ten (10) days of his appointment) from a list, jointly prepared by the Company and the Significant Holder, of not more than six investment banking firms of national standing in the United States, of which no more than three may be named by the Company and no more than three may be named by the Significant Holder. The arbitrator may consider, within the ten-day period allotted, arguments from the parties regarding which investment banking firm to choose, but the selection by the arbitrator shall be made in its sole discretion from the list of six. The Company and the Significant Holder shall submit to the investment banking firm their respective determinations of the Market Price or Exercise Amount, as the case may be, and any supporting arguments and other data as they may desire, within ten (10) days of the appointment of the investment banking firm, and the investment banking firm shall as soon as practicable thereafter make its own determination of the Market Price or Exercise Amount, as the case may be. The final Market Price or Exercise Amount, as the case may be, for purposes hereof shall be the average of the two Market Prices or Exercise Amounts, as the case may be, closest together, as determined by the investment banking firm, from among the Market Prices or Exercise Amount, as the case may be (i) submitted by the Company, (ii) submitted by the Significant Holder and (iii) calculated by the investment banking firm. The determination by such investment banking firm shall be final and binding upon the parties. The Company and the Significant Holder shall each pay one-half ( 1/2) of the fees and expenses of the investment banking firms and arbitrators (if any) used to determine the Market Price or Exercise Amount, as the case may be. If required by any such investment banking firm or arbitrator, the Company and the Significant Holder shall execute a retainer and engagement letter containing reasonable terms and conditions, including, without limitations, customary provisions concerning the rights of indemnification and contribution by the Company in favor of such investment banking firm or arbitrator and its officers, directors, partners, employees, agents and Affiliates.

           "Board" means the Board of Directors of the Company.

           "Business Day" means any day other than a Saturday, Sunday or a day on which all United States securities exchanges on which Securities issued by the Company are listed, are authorized or required to be closed.

           "By-laws" means the by-laws of the Company, as amended and in effect at the time in question.

           "Capital Lease Obligations" means, with respect to any Person on any date, the Obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which Obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person as of such date computed in accordance with GAAP.

           "Certificate" means the Certificate of Determination of the Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Voting Preferred Stock, substantially in the form attached hereto as Exhibit A.

           "Certificate of Incorporation" means the Articles of Incorporation of the Company, as amended and in effect at the time in question.

           "Change of Control" means the occurrence of any of the following events: (i) all or substantially all of the Company's assets, on a consolidated basis, are sold as an entirety to any Person or related group of Persons or there shall be consummated any consolidation or merger of the Company (A) in which the Company is not the continuing or surviving company (other than a consolidation or merger with a wholly-owned Subsidiary of the Company in which all shares of Common Stock outstanding immediately prior to the effectiveness thereof are changed into or exchanged for the same consideration) or (B) pursuant to which the Common stock would be converted into cash, Securities or other property, in any case, other than a consolidation or merger of the Company in which the holders of the Common Stock immediately prior to the sale of assets or consolidation or merger have, directly or indirectly, at least a majority of the Common Stock of the transferee or continuing or surviving company immediately after such sale of assets or consolidation or merger or (ii) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than an Investor is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act provided that such person shall be deemed to have "beneficial ownership" of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total voting power of the outstanding capital stock of the Company; provided, however, that for purposes of computing the total voting power of the outstanding capital stock of the Company such computation shall not include shares of Common Stock issuable upon conversion of the Warrants.

           "Claim" means any claim, demand, assessment, judgment, order, decree, action, cause of action, litigation, suit, investigation or other proceeding.

           "Class A Preferred Stock" means the Class A Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

           "Class B Preferred Stock" means the Class B Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

           "Class C Preferred Stock" means the Class C Cumulative, Redeemable and Exchangeable Preferred Stock, no par value, of the Company.

           "Closing Dates" means, collectively, the First Closing Date, the Second Closing Date and the Third Closing Date.

           "Closings" means, collectively, the First Closing, the Second Closing and the Third Closing.

           "Code" means the Internal Revenue Code of 1986, as amended, or any similar Federal law then in force, and the rules and regulations promulgated thereunder, all as the same may from time to time be in effect.

           "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

           "Common Stock Equivalent" means all shares of Common Stock outstanding and all shares of Common Stock issuable (without regard to any present restrictions on such issuance) upon the conversion, exchange or exercise of all Securities of the Company that are convertible, exchangeable or exercisable for Common Stock and all Common Stock appreciation rights, phantom Common Stock rights and other rights to acquire, or to receive or be paid amounts based on the market price (less any exercise, conversion or purchase price) of, the Common Stock.

           "Company" shall mean Alpha Microsystems, a California corporation.

           "DCI" shall mean Delta CompuTec Inc., a New York corporation.

           "DCI Merger Agreement" shall have the meaning given to it in Section 5.1(b).

           "EBITDA" means, for any period of determination thereof, Net Income of the Company plus (a) Net Interest Expense, (b) any dividends required to be paid (whether or not paid) to holders of Preferred Stock, (c) income tax expense, refunds or credits for such periods, and (d) depreciation and amortization expense of the Company, and minus any extraordinary or nonrecurring gains, including gains arising from asset sales or the issuance of Securities, all determined in accordance with GAAP.

           "Effective Date" shall have the meaning given to it in the Introduction on page 1.

           "Employee Plans" means any current or previously terminated "employee benefit plan" (as defined in Section 3(3) of ERISA) as well as any other plan, program or arrangement involving direct and indirect compensation or benefits, in each case, under which the Company or any ERISA Affiliate of the Company has any present or future Obligations or Liability on behalf of its employees or former employees, contractual employees or their dependents or beneficiaries.

           "Encumbrances" shall have the meaning set forth in Section 3.10.

           "Environmental and Safety Requirements" means all Legal Requirements, Orders, contractual Obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, including but not limited to, the Solid Waste Disposal Act, as amended 42 U.S.C. sec. 6901, et seq., the Clean Air Act, as amended, 42 U.S.C. sec. 7401, et seq. the Federal Water Pollution Control Act, as amended, 33 U.S.C. sec. 1251, et seq. the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. sec. 11001, et seq., the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. sec. 9601, et seq., the Hazardous Materials Transportation Uniform Safety Act, as amended, 49 U.S.C. sec. 1804, et seq., the Occupational Safety and Health Act of 1970, and the regulations promulgated thereunder.

           "Equity Incentive Plans" means collectively the equity incentive plans set forth on Schedule 3.11 and any other equity incentive plan adopted by the Company and approved by the required vote of its shareholders and the Board, as the case may be.

           "Equity Offering" means a public or private offering by the Company or any of its Subsidiaries for cash of capital stock or other equity interests and all warrants, options or other rights to acquire capital stock or other equity interests.

           "Equity Partners" means ING Equity Partners II, L.P.

           "ERISA" means the Employment Retirement Income Security Act of 1974, as amended, or any similar Federal law in force, and the rules and regulations promulgated thereunder, all as the same may be amended.

           "ERISA Affiliate" means, with respect to any Persons, any entity that is a member of a "controlled group of corporations" with, or is under "common control" with, or is a member of the same "affiliated service group" with such Person as defined in Sections 414(b), 414(c), 414(m) or 414(o) of the Code.

           "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute then in force, and the rules and regulations promulgated thereunder, all as the same may from time to time be in effect.

           "Exercise Amount" shall have the meaning given to it in Section 2.1 of the Warrant.

           "Exercise Date" shall have the meaning given to it in the preamble of the Warrant.

           "Fair Market Value" means (i) with respect to any listed Security, its Market Price, including as determined pursuant to any Arbitration Procedure and (ii) with respect to any property or assets other than cash or listed Securities, the fair value thereof determined in good faith by the Board.

           "Financial Statements" shall have the meaning given to it in Section 3.13.

           "First Closing" shall have the meaning given to it in Section 2.1(a).

           "First Closing Date" shall have the meaning given to it in Section 2.1(a).

           "First Closing Warrants" shall mean the Series A Common Stock Warrants, Series B Common Stock Warrants and Series B-1 Common Stock Warrants to be issued by the Company at the First Closing, subject to the terms and conditions herein and subject to any adjustments determined in accordance with the Warrant Schedule.

           "Fully-Diluted Basis" means, when referring to the computation of a percentage of one or more classes of Securities held by a Person, the percentage that the number of shares of such class or classes of Securities that would be held by such Person after giving effect to the full exercise of any options or warrants and the full conversion of any convertible Securities held by such Person, whether or not such warrants, options or convertible Securities are then exercisable or convertible, as the case may be, (without giving effect to the use of the proceeds received by the issuer from the exercise or conversion of such Securities to repurchase any outstanding Securities) bears to the aggregate number of shares that would be outstanding after giving effect to the full exercise of all warrants or options and the full conversion of any convertible Securities held by all Persons, whether or not such warrants, options or convertible Securities are then exercisable.

           "Fundamental Documents" means the documents by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. The Fundamental Documents of the Company are the Certificate of Incorporation (as modified by the Certificate) and By-laws.

           "GAAP" means United States generally accepted accounting principles, consistently applied.

           "Governmental Authority" means any domestic or foreign government or political subdivision thereof, whether on a federal, state or local level and whether executive, legislative or judicial in nature, including any agency, authority, board, bureau, commission, court, department or other instrumentality thereof.

           "Guaranty" means any obligation, contingent or otherwise, of any Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person in any manner, whether directly or indirectly, including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Indebtedness or other obligation, (ii) to purchase property, securities or services for the purposes of assuring the owner of such Indebtedness or other obligation of the payment thereof, (iii) to purchase or otherwise pay for merchandise, materials, supplies, services or other property under an arrangement which provides that payment for such merchandise, materials, supplies, services or other property shall be made regardless of whether delivery of such merchandise, materials, supplies, services or other property is ever made or tendered, or (iv) to maintain the working capital, equity capital or other financial statement condition of any primary obligor, provided, however, that the term Guaranty shall not include endorsement of instruments for deposit and collection in the ordinary course of business.

           "H-S-R Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

           "Indebtedness" of any Person means, without duplication, (a) all Obligations of such Person for borrowed money or with respect to deposits or advances of any kind, (b) all Obligations of such Person evidenced by (or which customarily would be evidenced by) bonds, debentures, notes or similar instruments, (c) all reimbursement Obligations of such Person with respect to letters of credit and similar instruments, (d) all Obligations of such Person under conditional sale or other title retention agreements relating to property or assets purchased by such Person, (e) all Obligations of such Person incurred, issued or assumed as the deferred purchase price of property or services other than accounts payable incurred and paid on terms customary in the business of such Person (it being understood that the "deferred purchase price" in connection with any purchase of property or assets shall include only that portion of the purchase price which shall be deferred beyond the date on which the purchase is actually consummated), (f) all Obligations secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any Encumbrance on property owned or acquired by such Person, whether or not the Obligations secured thereby have been assumed,
(g) all Obligations of such Person under forward sales, futures, options and other similar hedging arrangements (including interest rate hedging or protection agreements), (h) all obligations of such Person to purchase or otherwise pay for merchandise, materials, supplies, services or other property under an arrangement which provides that payment for such merchandise, materials, supplies, services or other property shall be made regardless of whether delivery of such merchandise, materials, supplies, services or other whether delivery of such merchandise, materials, supplies, services or other property is ever made or tendered, (i) all Guaranties by such Person of obligations of others and (j) all capitalized lease obligations of such Person.

           "Insurance Policies" shall have the meaning given to it in Section 3.12.

           "Intellectual Property Rights" means all industrial and intellectual property rights, including, (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuance, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all transactions, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all computer software (including data and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

           "Investor" means ING Equity Partners II, L.P., together with its successors and assigns.

           "Knowledge" of any Person means the actual knowledge of such person (including the actual knowledge of the executive officers and directors of such Person).

           "Legal Requirements" means, as to any Person, all federal, state, local or foreign laws, statutes, rules, regulations, ordinances, permits, certificates, requirements, regulations, and restrictions of any Governmental Authority applicable to such Person or any of its properties or assets.

           "Liability" means any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

           "Liquidation Value" means the Liquidation Value, as defined in the Certificate, of any outstanding Preferred Stock.

           "Loss" means any loss (including diminution in value of Securities), Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax (including any Taxes imposed with respect to any indemnity payments for any such Loss), penalty, fine or expense, whether or not arising out of any Claims by or on behalf of any party to this Agreement or any third party, including interest, penalties, reasonable attorneys' fees and expenses and all amounts paid in investigation, defense or settlement of any of the foregoing which any such party may suffer, sustain or become subject to, as a result of, in connection with, relating or incidental to or by virtue of any indemnifiable event or condition.

           "Market Price" means, with respect to any listed Security, its market price as determined in good faith by the Company and communicated in writing to the Significant Holder, provided, however, that the Significant Holder may, within five (5) Business Days following its receipt of such written notice, dispute the Company's determination of the Market Price by providing the Company with written notice of such disagreement. The Market Price shall be deemed final and accepted by the Significant Holder unless such notice is given. During a period of five (5) Business Days following the aforesaid five-day period, the Company and the Significant Holder shall attempt in good faith to resolve any differences they have with respect to the Market Price. If at the end of such 5-day period the Company and the Significant Holder shall have failed to reach agreement with respect to the Market Price, then the Market Price shall be determined using the Arbitration Procedure.

           "Material Adverse Change" means, with respect to the Company and its Subsidiaries, a change, during the period specified, in the Company's or any of its Subsidiary's business, condition (financial and otherwise), operations, results of operations, assets (including levels of working capital and components thereof), Liabilities or prospects, either individually or in the aggregate, which has had or could reasonably be expected to have a Material Adverse Effect on the Company.

           "Material Adverse Effect" means, with respect to any Person, a material adverse effect on the business, properties, condition (financial and otherwise), operations, results of operations, assets (including levels of working capital and components thereof), capitalization, management, litigation, Liabilities, or prospects of such Person.

           "Multi-employer Plan" means a Plan which is a multi-employer plan as defined in Section 3(37) of ERISA.

           "Net Income" means, for any period, net income determined in accordance with GAAP.

           "Net Interest Expense" means, for any period on a consolidated basis, the interest (including capitalized interest) and all amortization of debt discount and expense on any particular Indebtedness (including, without limitation, payment-in-kind, zero coupon and other like securities and the interest component of Capital Lease Obligations applicable to such period) of the Company, less any interest earned by the Company on cash and cash equivalents.

           "New Securities" means any Securities of the Company issued other than in connection with (i) the acquisition (by stock or asset purchase, merger or other form of business combination) of another company or business or other than any such acquisition of or from any Person or Persons that are Affiliates of the Company immediately prior to such issuance (other than Securities issued in connection with the financing of such transactions), (ii) any Equity Incentive Plans adopted by the Board and, in the event the Board includes any Preferred Directors, agreed to by the Preferred Directors, (iii) for so long as there is an Investor who is a Significant Holder, in connection with any dividend or distribution where the approval of such transaction requires the affirmative consent of the Significant Holder, such approval has been granted and such transaction is consummated on terms consistent with such approval, (iv) in connection with an underwritten public offering of shares of Common Stock registered pursuant to the Securities Act or (v) upon the sale of any Warrants as set forth in the Warrant Schedule or upon the issuance of Common Stock upon exercise of such Warrants.

           "New Spinoff Entity" shall have the meaning given to it in the definition of "Spinoff Transaction" in this Section 1.1.

           "Notes" means the Subordinated Debentures, if any, issued pursuant to the Indenture substantially in the form of Exhibit D attached hereto.

           "Obligation" means, with respect to any Person, any payment, performance or other obligation of such Person of any kind, including any liability of such Person on any claim, whether or not the right of any creditor to payment in respect of such claim is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, disputed, undisputed, legal, equitable, secured or unsecured, and whether or not such claim is discharged, stayed or otherwise affected by any proceeding at law or in equity.

           "Order" means any judgment, writ, decree, injunction, order, stipulation, compliance agreement or settlement agreement issued or imposed by, or entered into with, a Governmental Authority, whether or not having the force of law.

           "Person" shall be construed as broadly as possible and shall include an individual, a partnership (including a limited liability partnership), a company, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

           "Preferred Director" shall have the meaning given to it in Section 7.2(g).

           "Preferred Redemption Event" shall mean the Company's election, on 30 days' prior written notice to the holders of Preferred Stock, to redeem all or a portion of such Preferred Stock.

           "Preferred Stock" means, collectively, the Class A Preferred Stock, the Class B Preferred Stock, the Class C Preferred Stock and any Voting Preferred Stock.

           "Registration Rights Agreement" means the Registration Rights Agreement among the Company and the Investors (as defined therein), a form of which is attached as Exhibit B.

           "Requisite Investors" means in the case of any tranche, series or class of Securities purchased hereunder at any Closing, holders of a majority of such class outstanding; provided, that (i) with respect to any Securities exercisable for or convertible into Common Stock Equivalents, the determination of a majority will be made with respect to such Common Stock Equivalents and
(ii) for so long as Equity Partners is the

Significant Holder, all determinations which require the consent of the Requisite Investors shall require the consent of Equity Partners.

           "Reserved Common Shares" means the shares of Common Stock issuable upon conversion of the Warrants, if any.

           "Restricted Securities" shall mean the Preferred Stock, the Warrants, the Notes, the Reserved Common Shares and any shares of capital stock received in respect of any thereof, in each case which have not then been sold to the public pursuant to (a) registration under the Securities Act or (b) Rule 144 (or similar or successor rule) promulgated under the Securities Act.

           "Restricted Shares" shall mean the Reserved Common Shares that constitute Restricted Securities.

           "SEC" means the United States Securities and Exchange Commission.

           "SEC Reports" shall have the meaning given to it in Section 3.9.

           "Second Closing" shall have the meaning given to it in Section
2.1(b).

           "Second Closing Date" shall have the meaning given to it in Section 2.1(b).

           "Second Closing Warrants" shall mean the Series C Common Stock Warrants and Series D Common Stock Warrants to be issued by the Company at the Second Closing, subject to the terms and conditions herein and subject to any adjustments determined in accordance with the Warrant Schedule.

           "Securities" means, with respect to any Person, such Person's "securities" as defined in Section 2 (1) of the Securities Act, or any other debt or equity securities, and includes such Person's capital stock or other equity interests or any options, warrants or other securities or rights that are directly or indirectly convertible into, or exercisable or exchangeable for, such Person's capital stock or other equity interests.

           "Securities Act" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations of the Commission promulgated thereunder, all as the same may from time to time be in effect.

           "Significant Holder" means the Investor that holds the largest number of Common Stock Equivalents representing at least 10% of the Common Stock on a Fully-Diluted Basis; provided, that, so long as Equity Partners holds at least 10% of the Common Stock Equivalents on a Fully-Diluted Basis, Equity Partners shall be deemed to be the Significant Holder.

           "Spinoff Transaction" shall mean the spinoff or other creation of a subsidiary or affiliate of the Company (the "New Spinoff Entity") whose assets consist in whole or in part of a significant component of the Company's business, as approved by Equity Partners.

           "Subsidiary" shall mean, at any time, with respect to any Person (the "Subject Person"), (i) any Person of which either (x) more than 50% of the shares of stock or other interests entitled to vote in the election of directors or comparable Persons performing similar functions (excluding shares or other interests entitled to vote only upon the failure to pay dividends thereon or other contingencies) or (y) more than a 50% interest in the profits or capital of such Person, are at the time owned or controlled directly or indirectly by the Subject Person or through one or more Subsidiaries of the Subject Person or by the Subject Person and one or more Subsidiaries of the Subject Person, or
(ii) any Person whose assets, or portions thereof, are consolidated with the net earnings of the Subject Person and are recorded on the books of the Subject Person for financial reporting purposes in accordance with GAAP.

           "Tax" means any Taxes and the term "Taxes" means, with respect to any person, (A) all income taxes (including any tax on or based upon net income, or gross income, or income as specially defined, or earnings, or profits, or selected items of income, earnings or profits) and all gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property or windfall profits taxes, alternative or add-on minimum taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority (domestic or foreign) on such Person and (B) any Liability for the payment of any amount of the type described in the immediately preceding clause (A) as a result of being a "transferee" (within the meaning of Section 6901 of the Code or any other applicable Legal Requirement) of another Person or a member of an affiliated or combined group.

           "Third Closing" shall have the meaning given to it in Section 2.1(c).

           "Third Closing Date" shall have the meaning given to it in Section 2.1(c).

           "Third Closing Warrants" shall mean the Series E Common Stock Warrants and Series F Common Stock Warrants to be issued by the Company at the Third Closing, subject to the terms and conditions herein subject to any adjustments determined in accordance with the Warrant Schedule.

           "Total Net Indebtedness" means, in respect to any Person, at the date of determination, the aggregate principal amount of all Indebtedness, less cash and cash equivalents, of such Person, determined in accordance with GAAP.

           "Transaction Documents" means this Agreement, the Exhibits and Schedules attached hereto in their final and executed form, as applicable, and each of the agreements contemplated hereby and thereby.

           "Transfer" shall mean any disposition of any shares or other units of Restricted Securities or any interest therein which would constitute a sale thereof within the meaning of the Securities Act.

           "Voting Preferred Stock" shall mean any Voting Preferred Stock of the Company then outstanding having the rights set forth in Section D of Article Fourth of the Certificate.

           "Warrants" means Warrants in substantially the form of Exhibit C attached hereto, issuable on the Closing Dates and exercisable for the Securities indicated on Exhibit C-1 attached hereto (the "Warrant Schedule"), subject to the modifications set forth on the face of the Warrant Schedule.

        1.2 Authorization. The Board has authorized the filing of the Certificate of Determination, substantially in the form attached hereto as Exhibit A (the "Certificate"). The Certificate designates (i) $8,000,000 of Class A Preferred Stock, (ii) $7,000,000 of Class B Preferred Stock, (iii) $5,000,000 of Class C Preferred Stock and (iv) Voting Preferred Stock, and sets forth the terms, Determinations, powers, preferences and relative rights and the qualifications, limitations and restrictions of the Preferred Stock. The Company will use its best efforts to cause all closing conditions set forth in this Agreement to be fulfilled and the Closings (as hereinafter defined) to be achieved promptly in accordance with this Agreement.

        1.3 Purchase and Sale of the Preferred Stock. At the First Closing, subject to the terms and conditions set forth herein, the Company will sell, and the Investor will purchase, 8,000 shares of the Class A Preferred Stock at a price of $1,000 per share and one (1) share of Voting Preferred Stock at a price of $100 per share. At the Second Closing, subject to the terms and conditions set forth herein, the Company will sell, and the Investor will purchase, 7,000 shares of the Class B Preferred Stock at a price of $1,000 per share. At the Third Closing, subject to the terms and conditions set forth herein, the Company will sell, and the Investor will purchase, up to 5,000 shares of Class C Preferred Stock at a price of $1,000 per share.

        1.4 Issuance of Warrants. At the First Closing, the Company shall issue the First Closing Warrants; at the Second Closing, the Company shall issue the Second Closing Warrants; and at the Third Closing, the Company shall issue the Third Closing Warrants; in each case as reflected on the Warrant Schedule and subject to the terms and conditions set forth herein.

     2. Closings; Use of Proceeds.

        2.1  The Closings.

        (a) The first closing (the "First Closing") hereunder in respect of the issuance and sale of the Class A Preferred Stock being purchased by the Investor at the First Closing and the consummation of the related transactions contemplated hereby will, subject to the satisfaction or waiver of the applicable terms and conditions set forth herein, take place at the offices of Mayer, Brown & Platt in New York, New York at a time and date to be set by the Investor (the "First Closing Date"), and upon at least three Business Days' notice to the Company; provided, that all conditions of the Investor and the Company to the First Closing have been satisfied or waived, but in any case the First Closing Date shall be on or before September 4, 1998.

        (b) The second closing (the "Second Closing") hereunder in respect of the issuance and sale of the Class B Preferred Stock being purchased by the Investor at the Second Closing will, subject to the satisfaction or waiver of the applicable terms and conditions set forth herein, take place at the offices of Mayer, Brown & Platt in New York, New York at a time and date to be set by the Investor (the "Second Closing Date"), and upon at least three Business Days' notice to the Company; provided, that the Second Closing Date shall be within five Business Days after all conditions of the Investor and the Company to the Second Closing have been satisfied or waived, but in any case the Second Closing Date shall be on or before October 30, 1998.

        (c) The third closing (the "Third Closing") hereunder in respect of the issuance and sale of the Class C Preferred Stock being purchased by the Investor at the Third Closing will occur at the option of the Company, and subject to the satisfaction or waiver of the applicable terms and conditions set forth herein, take place at the offices of Mayer, Brown & Platt in New York, New York at a time and date to be agreed upon by the Investor and the Company (the "Third Closing Date"); provided, that the Third Closing Date shall be within five Business Days after all conditions of the Investor and the Company to the Third Closing have been satisfied or waived, but in any case the Third Closing Date shall occur, if at all, on or before June 30, 1999.

        (d) At each Closing, the Company will deliver to the Investor a certificate, registered in the Investor's name or its nominee's name, evidencing the Preferred Stock purchased by the Investor at such Closing, and Warrant Certificates to be issued at such Closing against receipt by the Company of the purchase price for such Preferred Stock and Warrants by wire transfer of immediately available funds to an account designated by the Company.

        2.2  Use of Proceeds.

        (a) The proceeds received by the Company from the sale of the Class A Preferred Stock to the Investor shall be used by the Company solely for (i) repayment of existing indebtedness, (ii) the payment of fees and expenses incurred in connection with the consummation of the First Closing, (iii) working capital needs, (iv) the acquisition of DCI or a similar information technology service company acceptable to the Investor and (v) general corporate purposes.

        (b) The proceeds received by the Company from the sale of the Class B Preferred Stock to the Investor shall be used by the Company for general corporate purposes, including the business associated with the Company's Internet products; provided, that the Company may, upon written notice to and the consent of the Investor, elect to allocate a portion of the proceeds of the Second Closing to the consummation of a Spinoff Transaction. The terms, conditions and structure of any Spinoff Transaction shall be acceptable to the Significant Holder in its sole discretion, and shall in any event meet the following requirements: (i) the Company shall fully guarantee the obligations of the New Spinoff Entity with respect to any class of preferred stock issued by such entity in whole or in part to the Investor and (ii) subject to the provisions of Section 5.2(f) of the Warrants, the Investor shall participate in the ownership of the New Spinoff Entity on a pro rata basis with each of the Company's stockholders, giving effect, for the purposes of determining the Investor's pro rata percentage ownership, to the deemed exercise of any Securities of the Company (including the Warrants) that are convertible, exchangeable or exercisable for Common Stock then held by the Investor.

        (c) The proceeds received by the Company from the sale of the Class C Preferred Stock to the Investor shall be used by the Company solely for the Company's acquisition of information technology service companies on terms and conditions which are reasonably acceptable to the Investor.

     3. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investor that the statements contained in this
Section 3 are correct and complete as of the Effective Date, and, except as amended pursuant to Section 7.6, will be correct and complete as of the Second and Third Closing Dates (as though made then and as though the Second and Third Closing Dates were substituted for the date of this Agreement throughout this
Section 3), except as set forth in the Schedules hereto. Nothing in the Schedules shall be deemed adequate to disclose an exception to a representation or warranty made herein, however, unless the Schedule identifies the exception with reasonable particularity. Without limiting the generality of the foregoing, the mere listing (or inclusion of a copy) of a document or other item shall not be deemed adequate to disclose an exception to a representation or warranty made herein (unless the representation or warranty has to do with the existence of the document or other item itself). An item disclosed in any Schedule shall be deemed disclosed for purposes of all Schedules, provided that reasonably particular cross references have been included. The Company hereby represents and warrants to the Investor that as of the Effective Date:

        3.1 Organization, Good Standing and Qualification. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as presently conducted and as presently proposed to be conducted. The Company and each of its Subsidiaries is duly qualified and in good standing to transact business in each jurisdiction in which the failure to so qualify would result in a Material Adverse Effect. The Investor has been furnished with true, correct and complete copies of the Company's Fundamental Documents.

        3.2  Capitalization and Voting Rights.

        (a) The authorized capital stock of the Company shall be as set forth in
Schedule 3.2(a).

        (b) Schedule 3.2(b) hereto contains a list of all outstanding warrants, options, agreements, convertible securities and other commitments pursuant to which the Company is or may become obligated to issue, sell or otherwise transfer any Securities (as defined in Section 2(1) of the Securities Act of 1933) of the Company, which list names of all Persons entitled to receive such Securities, indicates whether or not such Securities are entitled to any anti-dilution or similar adjustments upon the issuance of additional Securities of the Company or otherwise, sets forth the shares of capital stock and other Securities required to be issued thereunder (calculated after giving effect to all such anti-dilution and other similar adjustments resulting from the issuance of the Warrants) and the exercise or conversion price thereof, as applicable.

        (c) Except as set forth in Schedule 3.2(c), there are no preemptive rights of first refusal or other similar rights to purchase or otherwise acquire shares of capital stock or other Securities of the Company pursuant to any Legal Requirement, any Fundamental Document of the Company or any agreement to which the Company is a party or may be bound. Except as set forth in Schedule 3.2(c) or as contemplated by the Transaction Documents and the Fundamental Documents of the Company, the Company is not a party to any Encumbrance, and to the Knowledge of the Company, there is no other Encumbrance (such as a right of first refusal, right of first offer, proxy, voting trust or voting agreement), with respect to the sale or voting of any Securities of the Company (whether outstanding or issuable upon the conversion, exchange or exercise of outstanding Securities).

        (d) Except as set forth in Schedule 3.2(d), other than as required by the Certificate there are no obligations to redeem, repurchase or otherwise acquire shares of capital stock or other Securities of the Company pursuant to any Legal Requirement, any Fundamental Document of the Company or any agreement to which the Company is a party or may be bound.

        (e) All Securities issued by the Company have been either issued in transactions in accordance with or exempt from registration under the Securities Act and the rules and regulations promulgated thereunder and all applicable state securities or "blue sky" laws, and the Company has not violated the Securities Act or any applicable state securities or "blue sky" laws in connection with the issuance of any such Securities. There are no restrictions upon the voting rights associated with, or the transfer of, any of the capital stock of the Company, except as provided by (i) United States or state securities laws or (ii) the terms and provisions of the Transaction Documents or as are disclosed in the SEC Reports.

        (f) Except as set forth in Schedule 3.2(f), the Company does not presently own or control, directly or indirectly, any interest in any other corporation, association, or other business entity or have any other Subsidiaries.

        3.3 Authorization; No Breach. The Company's execution and delivery of the Transaction Documents, its performance of the obligations and transactions contemplated thereunder, and its filing of the

Certificate will be duly authorized by the Company and its stockholders, as applicable. Each of the Transaction Documents constitutes, or upon its execution and delivery will constitute, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws and subject to general principles of equity. Except as set forth in Schedule 3.3, the execution and delivery by the Company of the Transaction Documents, the sale and issuance of the Preferred Stock and Warrants hereunder, the issuance of the Common Stock upon conversion of the Warrants, the filing of the Certificate and the fulfillment of and compliance with the respective terms hereof and thereof by the Company, do not and will not
(a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Encumbrance upon the Company's capital stock or assets pursuant to, (d) give any third party the right to accelerate any obligation under, (e) result in a violation of, or (f) require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority pursuant to the Fundamental Documents of the Company, or any Legal Requirement to which the Company is subject, or any agreement, commitment, instrument, order, judgment or decree to which the Company is subject.

        3.4 Governmental and Other Consents. Except with respect to the H-S-R Act, obtaining the stockholder Approval (each of which shall be consummated following the First Closing but prior to the Second Closing), filings made under the Exchange Act, and related filings made with applicable state securities authorities, as contemplated in the Transaction Documents, no consent, approval, order or authorization of, or registration, qualification, Determination, declaration or filing with, any Governmental Authority or any other third party is required on the part of the Company in connection with the Company's valid execution, delivery, or performance of the Transaction Documents, the authorization of the Certificate, the offer, sale or issuance of the Preferred Stock and Warrants by the Company, the issuance of Common Stock upon exercise of the Warrants, or the consummation of the other transactions contemplated hereby.

        3.5 Litigation; Environmental Law. Except as set forth in Schedule 3.5, there are no material actions, suits, proceedings or investigations as to which the Company has received notice or to the Knowledge of the Company, that are threatened against or involve the Company or any Subsidiary whether at law or in equity, whether civil or criminal in nature or by or before any Governmental Authority, nor to the Knowledge of the Company does there exist any reasonable basis therefor. The Company is not a party or subject to the provisions of any order, writ, injunction, judgment or decree of any Governmental Authority. There is no action, suit or proceeding by the Company currently pending or that the Company currently intends to initiate. To the Knowledge of the Company, the Company is not in violation of any applicable Legal Requirements the violation of which is or could reasonably be material to the Company, including any Environmental and Safety Requirements, and no material expenditures will be required in order to comply with any such Legal Requirements.

        3.6 Intellectual Property. The Company has not received notice of any Claims made and, to the Knowledge of the Company, no Claim has been threatened against the Company or any Subsidiary alleging that the conduct of the Company's business infringes or conflicts with the Intellectual Property Rights of others. To the Company's Knowledge, the Company's business as now conducted and as proposed to be conducted does not and will not infringe or conflict with the Intellectual Property Rights of others, and the Company owns or possesses all material Intellectual Property Rights with respect to the foregoing necessary for the operation of its business as now conducted and as proposed to be conducted. The Company is not aware of any violation by a third party of any of the Company's Intellectual Property Rights. Schedule 3.6 contains a complete list of all material patents and trademark registrations held by the Company and applications pending. The Company has taken all reasonable steps necessary or appropriate to safeguard and maintain its proprietary rights in the foregoing trademarks, service marks, patents and other proprietary rights.

        3.7 Compliance with Law and Other Instruments. The Company is not in violation or default of any provisions of its current Certificate of Incorporation, as in effect immediately prior to the filing of the Certificate, or its current Bylaws, or in violation or default of any instrument, judgment, order, writ, decree or oral or written contract or other agreement to which it is a party or by which it is bound the violation of which would be material to the Company. After receipt of the Approval, the Company will not be in violation or default of any provisions of its Certificate of Incorporation, as amended, or Bylaws or in violation or default of any instrument, judgment, order, writ, decree or oral or written contract or other agreement to which it is a party or by which it is bound the violation of which would be material to the Company. The Company has not violated, and currently is not in violation of, any provision of any Applicable Law the violation of which would be material to the Company. The execution, delivery and performance of the Transaction Documents, and the consummation of the transactions contemplated hereby, will not result in any such violation or be in conflict with any such provision, instrument, judgment, order, writ, decree, contract or other agreement and will not be an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company.

        3.8 Permits. The Company has all franchises, permits, licenses, and any similar authority necessary for the conduct of its business as now being conducted by it, the lack of which could have a Material Adverse Effect on the Company. The Company is not in default in any material respect under any of such franchises, permits, licenses or other similar authority. None of such permits shall be adversely affected as a result of the Company's execution and delivery of, and the performance of its obligations under, this Agreement or any related document or the consummation of the transactions contemplated thereby.

        3.9  Disclosure to Governmental Authorities.

        (a) The Company has filed in a timely manner with the SEC all reports and other materials (collectively, the "SEC Reports") required to be filed pursuant to the Securities Act and the Exchange Act, and the SEC Reports, at the time they were filed, complied in all material respects with the requirements of the Securities Act and the Exchange Act and to the Knowledge of the Company, did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. Set forth in Schedule 3.9(a) is a list of all SEC Reports.

        (b) The Company is in compliance with all applicable rules and regulations of the National Association of Securities Dealers Inc. ("NASD"). Except as set forth in Schedule 3.9(b), the Company has not received any notice of, and is not aware of any basis for, suspension of trading of the Company's quoted securities or the delisting of any such securities on the National Association of Securities Dealers small capitalization market.

        (c) Except as set forth in Schedule 3.9(c) attached hereto, the financial statements contained in the SEC Reports, and the related statements of operations and statements of cash flows for the periods then ended (i) were in accordance with the books and records of the Company, (ii) presented fairly the consolidated financial condition and results of operations of the Company as of the dates and for the periods indicated and (iii) were prepared in accordance with GAAP (except as set forth in the notes thereto and subject, in the case of financial statements as at the end of or for the periods other than fiscal years, to normal year-end audit adjustments, provided that such adjustments are not material individually or in the aggregate).

        (d) Such financial statements complied, when filed, as to form in all material respects with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.

        (e) The pro forma financial statements (including a balance sheet and income statement) set forth in Schedule 3.9(e), fairly present the pro forma financial condition and results of operations of the Company as of and for the periods covered thereby. Except as set forth or provided for in the pro forma financial statements the Company does not have any material liabilities, contingent or otherwise. The pro forma financial statements are based on estimates and assumptions which are reasonable in light of the conditions which existed at the time of their preparation and which exist on the date hereof, and reflect reasonable estimations of future performance.

        3.10 Title to Property and Assets. Except as disclosed in the SEC Reports, the Company owns its property and assets free and clear of all mortgages, judgments, claims, liens, security interests, pledges, escrows, charges, restrictions or other encumbrances of any kind or character whatsoever ("Encumbrances"), except Encumbrances that arise in the ordinary course of business and do not impair the Company's ownership or use of such property or assets, and, with respect to the property and assets it leases, the Company is in compliance with such leases and, to its Knowledge, holds a valid leasehold interest free of any Encumbrances.

        3.11 Employees and Labor. Except as set forth in Schedule 3.11, the Company does not have any Employee Plans. The Company has no agreement or arrangement with any labor union, and no labor union has requested or, to the Knowledge of the Company, has sought to represent any of the employees, representatives or agents of the Company. There is no strike or other labor dispute involving the Company pending, or to the Knowledge of the Company threatened, that could result in a Material Adverse Change, nor is the Company aware of any labor organization activity involving its employees.

        3.12 Insurance. Schedule 3.12 hereto lists and briefly describes each insurance policy maintained by the Company and its Subsidiaries with respect to the properties, assets and business of the Company and its Subsidiaries (the "Insurance Policies"). All of such Insurance Policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in default in any material respect with respect to its obligations under any of such Insurance Policies and has not received any notification of cancellation of any of such Insurance Policies and has no claim outstanding which could be expected to cause a material increase in the insurance rates. To the Knowledge of the Company, no facts or circumstances exist that would relieve any insurer under any such Insurance Policies of their obligations to satisfy in full any claim of the Company thereunder. The Company has not received any notice that (i) any of such Insurance Policies has been or will be canceled or terminated or will not be renewed on substantially the same terms as are now in effect or (ii) the premium on any of such Insurance Policies will be materially increased on the renewal thereof. The Company maintains insurance for its benefit in amounts and against all risks that are normal and customary for Persons operating similar properties and businesses under policies in effect and issued by insurers of recognized responsibility.

        3.13 Financial Statements. The Company has furnished to the Investor its audited financial statements for the fiscal year ended February 22, 1998, its unaudited financial statements for the quarter ended May 24, 1998 and unaudited monthly financial statements through June, 1998 (collectively, the "Financial Statements"). Through the Closings, the Company will furnish to the Investor, when available, subsequent monthly financial statements. Since February 22, 1998, there has not been any material change other than as set forth on the face of the Financial Statements. The Company is not subject to any Liabilities of any nature that have had or can reasonably be expected to result in a Material Adverse Effect except to the extent set forth or provided for in the Financial Statements. Except as disclosed in the Financial Statements, the Company is not a guarantor or indemnitor of any indebtedness of any other person, firm, or corporation. The Company maintains and will continue to maintain a standard system of accounting established and administered in accordance with GAAP.

        3.14 Absence of Changes. Except as set forth in Schedule 3.14 attached hereto, since February 22, 1998 there has not been any (i) event or condition which has had or could reasonably be expected to result in a Material Adverse Effect, (ii) material deviation from the Company's books and records, (iii) except as in the ordinary course of business consistent with past practice, increase in or prepayment of the compensation payable or to become payable by the Company to any of its directors or officers, or the making of any bonus payment or similar arrangement to or with any of them, (iv) except for the write-off of accounts receivable in the ordinary course of business consistent with past practice, cancellation of indebtedness due to the Company from others,
(v) waiver or release of any material rights of the Company, except in the ordinary course of business and for fair value, or any lapse or other loss of a material right of the Company to use its assets or conduct its business, or (vi) material change in the policies of the Company with respect to the payment of accounts payable or other current Liabilities or the collection of accounts receivable, including any acceleration or deferral of the payment or collection thereof, as applicable.

        3.15 Tax Returns. The Company has filed all tax returns and reports as required by Applicable Law except where the failure to file such tax returns would not be material to the Company. These returns and reports conform to the requirements of Applicable Law in all material respects. The Company has paid all taxes and other assessments due. The Company has not made any elections under the Code that would have a Material Adverse Effect on the Company and that are not disclosed in the Financial Statements provided to the Investor. Since the date of the Financial Statements, the Company has made adequate provisions on its books to account for all taxes, assessments, and governmental charges with respect to its business, properties and operations for such period. The Company has withheld or collected from each payment made to each of its employees, the amount of all necessary taxes and required withholdings, and has paid the same to the proper tax receiving officers or authorized depositories.

        3.16 Transactions with Affiliates. Except as set forth in Schedule 3.16, and, except for reasonable compensation to regular employees of the Company and any Affiliate for services rendered in the ordinary course of business, no current or former Affiliate of the Company is presently, or during the last fiscal year has been, (i) a party to any material agreement or material transaction with the Company or any of its Subsidiaries (including, but not limited to, any material contract, agreement or other arrangement providing for the furnishing of services by, or rental of real or personal property from, or otherwise requiring payments to, any such Affiliate) or (ii) the direct or indirect owner of an interest in any Person which is a present or potential competitor, supplier or customer of the Company or any of its Subsidiaries (other than non-affiliated holdings in publicly held companies), nor does any such Person receive income from any source other than the Company which relates to the business of, or should properly accrue to, the Company. Except as set forth in Schedule 3.16, the Company and each of its Subsidiaries is not a guarantor or otherwise liable for any actual or potential Liability or obligation, whether direct or indirect, of any of its Affiliates.

        3.17 Brokerage. Except as set forth in Schedule 3.17, the Company has not dealt with, or incurred liability for a fee to, any finder, broker, investment banker or financial advisor in connection with any of the transactions contemplated by this Agreement or the negotiations looking toward the consummation of such transactions. Except as set forth in Schedule 3.17, the Company agrees to indemnify and hold harmless the Investor from any liability for any commission or compensation in the nature of a finders' fee (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

        3.18 Disclosure to Investor. Neither this Agreement nor any of the Schedules or Exhibits, including the financial projections delivered to the Investor in connection with the execution and delivery of this Agreement, when taken together, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein and therein, in light of the circumstances in which they were made, not misleading. Neither the Company nor any of its Subsidiaries is obligated under any contract or agreement or subject to any restriction set forth in its Fundamental Documents or subject to any other restriction which has or could reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

        3.19  [Intentionally Omitted.]

        3.20 Returns and Complaints. The Company has not received any written notices of, and to its Knowledge is not aware of, any pending non-renewal by its customers of agreements which, if not renewed, would reasonably be expected to result in a Material Adverse Effect.

        3.21 Accounts and Notes Receivable. Except as set forth in Schedule 3.21, all of the accounts receivable and notes receivable owing to the Company as of the date hereof constitute, and as of the date hereof will constitute, valid and enforceable claims arising from bona fide transactions in the ordinary course of business, and there are no known or asserted claims, refusals to pay or other rights of set-off against any thereof which are or could reasonably be expected to be material to the Company. Except to the extent of reserves established by the Company specifically for doubtful accounts and notes receivable (which reserves are set forth in the Financial Statements, are reasonable under the circumstances and are consistent with past practice), to the Knowledge of the Company, each account receivable of the Company existing as of the date hereof shall be paid in full not later than the 90th day after such accounts receivable become due.

        3.22  Year 2000. To the Knowledge of the Company except as set forth in
Schedule 3.22:

        (a) Software which is developed, marketed and currently sold by the Company is either Year 2000 complaint or scheduled to be Year 2000 compliant by January 1, 1999; and

        (b) Billing and other data processing programs planned to be used by the Company as of January 1, 2000 are either currently Year 2000 compliant or scheduled to be Year 2000 complaint by July 1, 1999;

        As used herein, Year 2000 compliant means that the programs that are designed to be used prior to, during and after the calendar year 2000 A.D., and such programs will operate during each such time period without error relating to date data and date-dependent data, specifically including any error relating to, or the program of, date data which represents or reference different centuries or more than one century other than such errors which have not had nor could reasonably be expected to, individually or in the aggregate, result in a Material Adverse Effect.

        3.23 Private Sale. Assuming the accuracy of the representations of the Investor in Section 4.3, the offering, sale, and issuance of the Preferred Stock, the Warrants and the Reserved Common Stock, if applicable, will be exempt from registration under the Securities Act and applicable state securities laws and the rules and regulations promulgated thereunder. Neither the Company nor any person authorized or employed by the Company as agent, broker, dealer or otherwise in connection with the offering, sale or issuance of the Preferred Stock has offered the same for sale to, or solicited any offers to buy the same from, or otherwise approached or negotiated with respect thereto, any person other than the Investor.

        3.24 Closing Dates. The representations and warranties of the Company contained in this Section 3 and elsewhere in this Agreement and all information contained in any exhibit, schedule or attachment hereto or in any writing delivered by, or on behalf of, the Company to the Investor will be true and correct in all material respects on each of the Second and Third Closing Dates, as applicable, as though then made, except as affected by the transactions expressly contemplated by this Agreement.

     4. Representations and Warranties of the Investor. The Investor hereby represents and warrants to the Company that as of the Effective Date:

        4.1 Organization and Good Standing. The Investor is an entity validly existing and in good standing under the laws of Delaware and currently operates and has all requisite power and authority to own and operate its properties and to carry on its business as now being conducted.

        4.2 Authorization. All action on the part of the Investor necessary for the authorization, execution and delivery of this Agreement has been taken. This Agreement constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or other similar laws and subject to general principles of equity.

        4.3 Investment Representations. Solely for establishing that the sale or issuance of the Preferred Stock, Warrants, Notes and Reserved Common Stock (if any), to the Investor is exempt from the registration requirements of
Section 5 of the Securities Act and comparable provisions of state blue-sky laws and not in any way to mitigate the responsibility or Liability of the Company for any breach of the representations and warranties made by it in this Agreement, on which the Investor is relying in full in connection with its decision to invest in the Company:

          (a) The Investor is acquiring the Securities to be purchased hereunder and, in the event that the Investor should acquire any Reserved Common Stock, will be acquiring such Reserved Common Stock, for its own account, for investment and not with a view to the distribution thereof in violation of the Securities Act or applicable state securities laws, without prejudice, however, to Investor's rights at all times to sell or otherwise dispose of all or any part of such Securities under an effective registration statement under the Securities Act, or under an exemption from such registration available under the Securities Act; provided, however, that, if requested by the Company, the Investor shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition does not require registration under Section 5 of the Securities Act.

          (b) The Investor understands that the exemption from registration afforded by Rule 144 (the provisions of which are known to the Investor) promulgated under the Securities Act depends on the satisfaction of various conditions, and that, if applicable, Rule 144 may afford the basis for sales of Securities acquired hereunder only in limited amounts.

          (c) Except as set forth on Schedule 3.17, the Investor has not employed any broker or finder in connection with the transactions contemplated by this Agreement.

          (d) The Investor is an "accredited investor" (as defined in Rule 501(a) of Regulation D promulgated under the Securities Act). The Company has made available to the Investor or its representatives all agreement, documents, records and books that the Investor has requested relating to an investment in the Securities which may be acquired by the Investor hereunder. The Investor has had an opportunity to ask questions of, and receive answers from, a person or persons acting on behalf of the Company, concerning the terms and conditions of this investment, and answers have been provided to all of such questions to the full satisfaction of the Investor. The Investor has such knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of this investment. The Investor's representations in this subsection shall in no way limit the enforceability of any representations made by the Company in any of the Transaction Documents to which it is a party.

          (e) The Investor was not formed for the purpose of investing solely in the Securities which may be acquired hereunder.

        4.4 Closing Dates. The representations and warranties of the Investor contained in this Section 4 and elsewhere in this Agreement will be true and correct in all material respects on each of the Closing Dates, as applicable, as though then made.

     5. Conditions to the Investor's Obligations at the Effective Date and the Closing Dates.

        5.1 Effective Date. The obligation of the Investor to execute and deliver this Agreement on the Effective Date is subject to the satisfaction of the following conditions precedent (unless waived by the Investor). The Company shall use its best efforts to ensure that all conditions set forth in this
Section 5.1 are satisfied on or prior to the Effective Date, including executing and delivering all documents required to be delivered by the Company at the Effective Date and taking any and all actions which may be necessary on its part to cause each other party to the Transaction Documents to so execute and deliver each Document.

        (a) Certificate. The Board of Directors shall have authorized the Certificate and the Certificate shall have been filed with the California Secretary of State.

        (b) DCI Merger Agreement. The Company shall have executed, and shall have delivered to the Investor a copy of the Merger Agreement by and among the Company, Alpha Micro Merger Corp., DCI and Joseph Lobozzo II and Joanne Lobozzo (the "DCI Merger Agreement").

        (c) Senior Credit Facility. The Company and Imperial Bank (or such other financial institution acceptable to the Investor) shall have negotiated, executed and delivered definitive loan documentation (a copy of which is set forth in Schedule 5.1(c)) for a new senior credit facility in an amount of at least $3,000,000 on terms and conditions acceptable to the Investor, and all of the conditions to the initial extension of credit by each lender thereunder shall have been fulfilled without waiver, modification or forbearance by such lender except to the extent set forth in Schedule 5.1(c).

        (d) Employment Agreements. The terms and conditions of the employment agreement between the Company and Douglas J. Tullio shall be acceptable to the Investor. The terms and conditions of the employment agreement to be entered into following the Effective Date between the Company or any of its Subsidiaries and John DeVito shall be acceptable to the Investor.

        (e) Registration Rights Agreement. The Registration Rights Agreement shall have been executed and delivered by the Company and all parties thereto.

        (f) Representations and Warranties. The Company shall deliver a certificate executed by an officer of the Company stating that the representations and warranties contained in Section 3 hereunder are true, correct and complete in all material respects on and as of the Effective Date, except to the extent that any changes therein are specifically and affirmatively contemplated by the Transaction Documents.

        (g) Performance. The Company shall have performed and complied in all material respects with all agreements and conditions contained in the Transaction Documents that are required to be performed or complied with by it prior to or at the Effective Date and shall have certified to such effect to the Investor in writing.

        (h) All Proceedings to Be Satisfactory. All corporate and other proceedings to be taken and all waivers, consents, approvals, qualifications and registrations required to be obtained or effected in connection with the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereunder shall have been taken, obtained or effected (except for the filing of any notice subsequent to the Effective Date that may be required under applicable Federal or state securities laws, which notice shall be filed on a timely basis following the First Closing as so required), and all documents incident thereto shall be satisfactory in form and substance to the Investor. The Investor shall have received all such originals or certified or other copies of such documents as have been reasonably requested by it.

        (i) Opinion of Counsel. Allen, Matkins, Leck, Gamble & Mallory, counsel to the Company, shall have delivered its opinion addressed to the Investor, dated as of the Effective Date, in a form acceptable to the Investor.

        (j) Supporting Documents. The Investor shall have received copies of the following supporting documents (in form and substance satisfactory to the Investor):

          (i) certificates of the Secretary of State of the State of California, dated as of a recent date, as to the due incorporation or organization and good standing of the Company and listing all documents of the Company on file with said Secretary;

          (ii) a telegram, telex or other acceptable method of confirmation from said Secretary as of the close of business on the Business Day preceding the Effective Date as to the continued good standing of the Company;

          (iii) a certificate of the Secretary or an Assistant Secretary of the Company, dated as of the Effective Date and certifying: (1) that attached thereto is a true, correct and complete copy of each of the Certificate of Incorporation and By-laws as in effect on the date of such certification (each of which shall be in form and substance satisfactory to the Investor); (2) that attached thereto is a true, correct and complete copy of all resolutions adopted by the Board (and any committees thereof) and the stockholders of the Company authorizing the execution, delivery and performance of the Transaction Documents, and that all such resolutions are still in full force and effect; (3) that the Certificate of Incorporation has not been amended since the date of the last Certificate referred to in the certificate delivered pursuant to clause (i) above other than in connection with the filing of the Certificate; and (4) the incumbency and specimen signature of all officers of the Company executing the Transaction Documents and any certificate or instrument furnished pursuant hereto, and a certification by another officer of the Company as to the incumbency and signature of the officer signing the certificate referred to in this clause
     (iii); and

          (iv) such additional supporting documents and other information with respect to the operation and affairs of the Company as the Investor may reasonably request.

        (k) No Litigation or Legislation. No Legal Requirement shall have been enacted after the date hereof and no proceeding shall be pending which prohibits or seeks to prohibit, or materially restricts or delays the consummation of the transactions contemplated by the Transaction Documents or materially restricts or impairs the ability of the Investor to own Securities of the Company.

        (l) Board of Directors. The Company shall have taken any and all actions required such that the Board includes two (2) Preferred Directors as of the Effective Date.

        5.2 First Closing. The obligation of the Investor to purchase and pay for the Class A Preferred Stock at the First Closing is subject to the satisfaction of the following conditions precedent (unless waived by the Investor). The Company shall use its best efforts to ensure that all conditions to the First Closing set forth in this Section 5.2 are satisfied on or prior to the First Closing Date, including executing and delivering all documents required to be delivered by the Company at the First Closing and taking any and all actions which may be necessary on its part to cause each other party to the Transaction Documents to so execute and deliver each Document.

        (a) Issuance of Securities. The Company shall have duly issued and delivered to the Investor certificates evidencing the Class A Preferred Stock, the Voting Preferred Stock and the First Closing Warrants.

        (b) DCI Merger Agreement. The Company shall have acquired DCI on terms and conditions in accordance with the terms and conditions of the DCI Merger Agreement delivered to Investor under Section 5.1(b) hereof, (subject only to the filing of any applicable merger certificate) without material modification or waiver, and such acquisition shall have been consummated by the filing of a duly executed Certificate of Merger with the Secretary of State of the State of New York. A copy of the applicable Merger Agreement and Certificate of Merger shall have been delivered to the Investor.

        (c) Proxy Statement. The Company's proxy statement with respect to the Approval shall have been filed with the SEC on or prior to August 14, 1998. Equity Partners shall have received a draft proxy statement on or prior to August 8, 1998, and shall have had the opportunity to review the preliminary proxy statement prior to its being filed.

        (d) All Proceedings to Be Satisfactory. All corporate and other proceedings to be taken and all waivers, consents, approvals, qualifications and registrations required to be obtained or effected in connection with the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereunder shall have been taken, obtained or effected (except for the filing of any notice subsequent to the First Closing that may be required under applicable Federal or state securities laws, which notice shall be filed on a timely basis following the First Closing as so required). The Investor shall have received all such originals or certified or other copies of such documents as have been reasonably requested by it.

        (e) Opinion of Counsel. Allen, Matkins, Leck, Gamble & Mallory, counsel to the Company, shall have delivered its opinion addressed to the Investor, dated as of the First Closing Date, in a form acceptable to the Investor.

        (f) Supporting Documents. The Investor shall have received copies of the following supporting documents (in form and substance satisfactory to the Investor):

             (i) certificates of the Secretary of State of the State of California, dated as of a recent date, as to the due incorporation or organization and good standing of the Company and listing all documents of the Company on file with said Secretary;

             (ii) a telegram, telex or other acceptable method of confirmation from said Secretary as of the close of business on the Business Day preceding the First Closing Date as to the continued good standing of the Company; and

             (iii) a certificate of the Secretary or an Assistant Secretary of the Company, dated as of the First Closing Date and certifying: (1) that attached thereto is a true, correct and complete copy of each of the Certificate of Incorporation and By-laws as in effect on the date of such certification (each of which shall be in form and substance satisfactory to the Investor); (2) that attached thereto is a true, correct and complete copy of all resolutions adopted by the Board (and any committees thereof) and the stockholders of the Company authorizing the execution, delivery and performance of the Transaction Documents and the issuance, sale and delivery of the Preferred Stock, and that all such resolutions are still in full force and effect; (3) that the Certificate of Incorporation has not been amended since the date of the last Certificate referred to in the certificate delivered pursuant to clause (i) above; and (4) the incumbency and specimen signature of all officers of the Company executing the Transaction Documents, the stock certificates representing the Preferred Stock, and any certificate or instrument furnished pursuant hereto, and a certification by another officer of the Company as to the incumbency and signature of the officer signing the certificate referred to in this clause (iii).

        (g) No Litigation or Legislation. No Legal Requirement shall have been enacted after the date hereof and no proceeding shall be pending which prohibits or seeks to prohibit, or materially restricts or delays the consummation of the transactions contemplated by the Transaction Documents or materially restricts or impairs the ability of the Investor to own Securities of the Company.

        (h) Closing Date. The First Closing shall have occurred on or prior to September 4, 1998.

        (i) Material Adverse Change. There shall have been no Material Adverse Change from the Effective Date to the First Closing Date.

     5.3 Second Closing. The obligation of the Investor to purchase and pay for the Class B Preferred Stock at the Second Closing is subject to the satisfaction of the following conditions precedent (unless waived by the Investor).

        (a) Requisite Approvals. The Company shall give the Investor five (5) business days notice of the receipt of all necessary approvals (and reasonably acceptable evidence thereof), including but not limited to stockholder approval required under applicable NASD Legal Requirements, for the issuance of all Securities to the Investor contemplated by the Second and Third Closings.

        (b) Issuance of Securities. The Company shall have duly issued and delivered to the Investor certificates evidencing the Class B Preferred Stock being purchased by the Investor at the Second Closing and the Second Closing Warrants.

        (c) No Default. No event of default shall have occurred under any instrument evidencing any material Indebtedness or related to the issuance of Securities, to which the Company is a party, regardless of the reason for such event of default.

        (d) No Material Adverse Change. There shall have been no Material Adverse Change from the date hereof to the Second Closing Date.

        (e) Approval. The Company shall have received all necessary approvals, by its stockholders and otherwise, including the Approval, such that the Second and Third Closings will comply with all Legal Requirements. The Company shall have made the third Preferred Director designated by the Investor pursuant to
Section 7.2(g) a member of the Board.

        (f) Representations and Warranties. The Company shall deliver a certificate executed by an officer of the Company stating that the representations and warranties contained in Section 3 hereunder are true, correct and complete in all material respects on and as of the Second Closing Date, except to the extent that any changes therein are specifically and affirmatively contemplated by the Transaction Documents or are not material to the Company.

        (g) All Proceedings to Be Satisfactory. All corporate and other proceedings to be taken and all waivers, consents, approvals, qualifications and registrations required to be obtained or effected in connection with the execution, delivery and performance of the Transaction Documents and the transactions contemplated thereunder shall have been taken, obtained or effected (except for the filing of any notice subsequent to the Second Closing that may be required under applicable Federal or state securities laws, which notice shall be filed on a timely basis following the Second Closing as so required), and all documents incident thereto shall be satisfactory in form and substance to the Investor. The Investor shall have received all such originals or certified or other copies of such documents as have been reasonably requested by it.

        (h) Opinion of Counsel. Allen, Matkins, Leck, Gamble & Mallory, counsel to the Company, shall have delivered its opinion addressed to the Investor, dated as of the Second Closing Date, in a form acceptable to the Investor and substantially similar to the opinion delivered to the Investor in connection with the First Closing.

        (i) Supporting Documents. The Investor shall have received copies of the following supporting documents (in form and substance satisfactory to the Investor):

             (i) certificates of the Secretary of State of the State of California, dated as of a recent date, as to the due incorporation or organization and good standing of the Company and listing all documents of the Company on file with said Secretary;

             (ii) a telegram, telex or other acceptable method of confirmation from said Secretary as of the close of business on the Business Day preceding the Second Closing Date as to the continued good standing of the Company;

             (iii) a certificate of the Secretary or an Assistant Secretary of the Company, dated as of the Second Closing Date and certifying: (1) that attached thereto is a true, correct and complete copy of each of the Certificate of Incorporation and By-laws as in effect on the date of such certification (each of which shall be in form and substance satisfactory to the Investor); (2) that attached thereto is a true, correct and complete copy of all resolutions adopted by the Board (and any committees thereof) and the stockholders of the Company authorizing the execution, delivery and performance of the Transaction Documents and the issuance, sale and delivery of the Preferred Stock, and that all such resolutions are still in full force and effect; (3) that the Certificate of Incorporation has not been amended since the date of the last Certificate referred to in the certificate delivered pursuant to clause (i) above; and (4) the incumbency and specimen signature of all officers of the Company executing the Transaction Documents, the stock certificates representing the Preferred Stock, and any certificate or instrument furnished pursuant hereto, and a certification by another officer of the Company as to the incumbency and signature of the officer signing the certificate referred to in this clause (iii); and

             (iv) such additional supporting documents and other information with respect to the operation and affairs of the Company as the Investor may reasonable request.

        (j) No Litigation or Legislation. No Legal Requirement shall have been enacted after the date hereof and no proceeding shall be pending which prohibits or seeks to prohibit, or materially restricts or delays the consummation of the transactions contemplated by the Transaction Documents or materially restricts or impairs the ability of the Investor to own Securities of the Company.

        (k) Closing Date. The Second Closing shall have occurred on or prior to October 30, 1998.

     5.4 Third Closing. The obligation of the Investor to purchase and pay for the Class C Preferred Stock is subject to the satisfaction of the following conditions precedent (unless waived by the Investor).

        (a) Issuance of Securities. The Company shall have duly issued and delivered to the Investors certificates evidencing the Class C Preferred Stock being purchased by the Investor at the Third Closing and the Third Closing Warrants.

        (b) Pro-forma Debt Ratio. The pro forma ratio of the Company's (A) Total Net Indebtedness plus the Liquidation Value of its Preferred Stock at the Third Closing Date to (B) EBITDA for the preceding four quarters, shall be less than 4.0:1.

        (c) Performance. The Company shall have achieved an annualized 20% organic growth rate with respect to its service business, and shall have otherwise performed and complied in all material respects with all agreements and conditions contained in the Transaction Documents and required to be performed by or complied with by it prior to or at the Third Closing and shall have certified to such effect to the Investor in writing.

        (d) No Default. No event of default shall have occurred under any instrument evidencing any material Indebtedness or related to the issuance of Securities, to which the Company is a party, regardless of the reason for such event of default.

        (e) No Material Adverse Change. There shall have been no Material Adverse Change from the date hereof to the Third Closing Date.

        (f) Closing Date. The Third Closing shall have occurred on or prior to June 30, 1999.

     6. Conditions of the Company's Obligations at Closing. The obligations of the Company under this Agreement are subject to the fulfillment at or prior to each Closing of the following conditions, any of which may be waived in writing in whole or in part by the Company:

        6.1 Representations and Warranties. The Investor shall have delivered a certificate stating that the representations and warranties contained in Section 4 hereunder are true, correct and complete in all material respects on and as of the applicable Closing Date, except to the extent that any changes therein are specifically and affirmatively contemplated by the Transaction Documents.

        6.2 Litigation. No injunction or other litigation shall be pending and no injunction, order, decree or judgment shall have been entered, which does or would prohibit or materially restrict or delay consummation of this Agreement or the transactions contemplated by the Transaction Documents.

        6.3 Purchase Price. The Investor shall have delivered to the Company the purchase price for the Preferred Stock purchased by the Investor at such Closing by a wire transfer of immediately available funds.

        6.4 H-S-R Act Approval. Any applicable waiting period under the H-S-R Act will have expired or terminated and no action shall have been instituted or threatened by either the United States Department of Justice or the Federal Trade Commission to prevent consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner, or if any such action shall have been instituted, it shall have been withdrawn or a final judgment shall have been entered against such Department or Commission, as the case may be.

        6.5 Proposed Board Members. The Company shall have received, and be reasonably satisfied with, a list identifying the persons proposed by the Investor as Preferred Directors and members of the Audit and Compensation Committees of the Board pursuant to Section 7.2(g) hereof.

        6.6 Fairness Opinion. The Company shall have received on or prior to the First Closing, from Sutro & Co., an opinion regarding the fairness, from a financial point of view, of the transactions contemplated hereby as of the Effective Date.

     7. Additional Agreements of the Company.

        7.1 Compliance. The Company (a) in carrying out its business shall comply in all material respects with Legal Requirements of any Governmental Authority applicable to the Company, its business and the ownership of its assets, and (b) shall obtain and maintain in full force and effect all licenses and permits material to and necessary in the conduct of its business.

        7.2 Affirmative Covenants. As long as any Preferred Stock or Warrants and/or Notes are outstanding, the Company shall observe and perform the following:

          (a) The Company shall use the proceeds of the sale of the Preferred Stock solely in the manner described in the Transaction Documents;

          (b) The Company shall pay and discharge, before the same shall become delinquent, (i) all amounts of taxes, assessments and governmental charges or levies imposed upon it or its property and (ii) all lawful claims that, if unpaid, could reasonably be expected by law to become an Encumbrance upon its property; provided, however that the Company shall not be required to pay or discharge any such tax, assessment, charge or claim (1) that is being contested in good faith and by proper proceedings and as to which appropriate reserves are being maintained or (2) the non-payment or non-discharge of which could not reasonably be expected to have a Material Adverse Effect on the Company;

          (c) The Company shall preserve and maintain its corporate existence, its rights (charter and statutory), and all material permits, licenses, approvals, privileges and franchises necessary or desirable in the normal conduct of its business, unless the failure to preserve or maintain such items could not reasonably be expected to have a Material Adverse Effect on the Company;

          (d) The Company shall preserve and maintain all of its properties that are reasonably required in the conduct of its business in good working order and condition, ordinary wear, tear and depletion excepted, unless the failure to preserve or maintain such properties could not reasonably be expected to have a Material Adverse Effect on the Company;

          (e) The Company shall keep proper books of record and account, in which entries which are full and correct in all material respects shall be made of all financial transactions and the assets and business of the company in accordance with GAAP;

          (f) So long as there exists a Significant Holder, the Company shall afford the Investor, the Investor's employees and other authorized representatives, during normal business hours, reasonable access, upon reasonable advance notice, to all of the books, records and properties of the Company and to all officers and employees of the Company, provided, however, that such investigation shall not unreasonably interfere with the operations of the Company. The Company will instruct its independent public accountants to discuss such aspects of the financial condition of the Company with the Investor and its representatives as the Investor may reasonably request, and to permit the Investor and its representatives to inspect, copy and make extracts from the financial statements, analyses, work papers and other documents and information (including electronically stored documents and information) prepared by such accountants with respect to the Company as the Investor may reasonably request.

          (g) So long as there exists a Significant Holder, the Board shall be comprised of seven (7) members, constituted as follows:

               (i) The Significant Holder shall be entitled to designate three
     (3) individuals who the Company shall either (a) if sufficient vacancies exist on the Board, cause to be placed on the Board by the remaining directors or (b) if such vacancies do not exist, nominate for election by the stockholders to serve as directors on the Board (each, a "Preferred Director"); provided, that only two (2) such Preferred Directors may be members of the Board prior to the Second Closing; provided, further, that in the event Equity Partners is no longer the Significant Holder, the then existing Significant Holder shall be entitled to designate (i) three (3) Preferred Directors so long as such Significant Holder owns at least 20% of the Company's Common Stock on a Fully-Diluted Basis, (ii) two (2) Preferred Directors so long as the Significant Holder owns at least 15% of the Company's Common Stock on a Fully-Diluted Basis, and (iii) one (1) Preferred Director so long as the Significant Holder owns at least 10% of the Company's Common Stock on a Fully-Diluted Basis.

               (ii) The Significant Holder shall be entitled to designate pursuant to clause (i) above each successor to any such Preferred Director removed in accordance herewith or who otherwise vacates such office.

               (iii) The right of the Significant Holder to designate Preferred Directors pursuant to clause (i) above may be exercised at any Board meeting called pursuant to this Section 7.2(g), to the extent and in the manner permitted by the Fundamental Documents and Applicable Law.

               (iv) In the event any individual designated by the Significant Holder to serve as a Preferred Director pursuant to clause (i), (ii) or
     (iii) is not placed on the Board within 10 Business Days of such designation, (A) for so long as at least $100,000 in Liquidation Value of Preferred Stock is outstanding, such event shall constitute a Maturity Default (as defined in the Certificate) and (B) in the event less than $100,000 in Liquidation Value of Preferred Stock is outstanding, the Company will pay to such Significant Holder $500,000 as partial compensation for the Company's failure to comply with the provisions of this Section 7.2(g).

               (v) The Company shall pay or reimburse each Preferred Director for the reasonable out-of-pocket expenses incurred by such Person in connection with attending formal meetings of the Board and any committee thereof in accordance with the policies and procedures of the Company in respect of reimbursing the other Board and Committee members who are not employees of the Company; provided, however, that such policies and procedures shall be adjusted, if necessary, to take into account the greater distance that each Preferred Director must travel to attend such meetings. The Company shall use its best efforts to maintain teleconferencing capabilities for all formal meetings of the Board and any committee thereof.

          (h) So long as there exists a Significant Holder, at least two of the Preferred Directors shall be entitled to be a member of any committee or subcommittee of the Board and the Board shall not make any change to the number of members of any committee or subcommittee without the consent of the Preferred Directors then in office.

          (i) So long as there exists a Significant Holder, the Company hereby grants to the Investor a right of first offer to purchase all or part of such Investor's pro rata share of New Securities which the Company may, from time to time, propose to sell and issue, subject to the terms and conditions set forth below. The Investor's pro rata share, for purposes of this Section 7.2(i), shall equal a fraction, the numerator of which is the number of Common Stock Equivalents then held by the Investor and the denominator of which is the total number of Common Stock Equivalents. If Company desires to sell or issue New Securities, it will first offer to the Investor the right to purchase such Investor's pro-rata share of New Securities. Such offer shall set forth the number of New Securities to be sold and such Investor's pro-rata share of such issuance and the price and material terms and conditions of such proposed sale. If the Investor does not elect to purchase all of its pro-rata share of the New Securities proposed to be sold within fifteen (15) days of receipt of such offer, the Company may within ninety (90) days thereafter sell all of the New Securities to third parties on terms and conditions no less favorable to the Company than those set forth in the offer delivered to the Investor. If the Investor does elect to purchase its pro rata share of the New Securities, the Investor shall be required to deliver the consideration to Company for the New Securities being purchased by the Investor at the time such third parties are required to deliver their consideration for the balance of such New Securities to the Company.

          (j) At each Closing, the Company shall deliver pro forma financial statements, giving effect to such Closing, on a basis consistent with the pro forma financial statements set forth in Schedule 3.9(e).

        7.3 Committees and Subcommittees. Prior to the First Closing, the Company and the Investor shall mutually determine the appropriate number of members of, and composition of, any and all committees and subcommittees of the Board, subject to the requirements of the Company's Fundamental Documents and Applicable Law.

        7.4 Approval and Filing of Certificate. The Company shall use its best efforts to (a) obtain the Approval from its stockholders, (b) have the Certificate filed with the Secretary of State of the State of California as promptly as is practicable, and (c) generally cause the conditions to Investor's closing to be satisfied and the transactions contemplated by this Agreement to be consummated as soon as practicable.

        7.5 Financial Reports. So long as there exists a Significant Holder, the Company shall deliver, or shall cause to be delivered to the Significant Holder the following financial reports within the applicable time periods specified in this Section.

        (a) Annual Financial Statements. The Company's annual audited financial statements shall be delivered within ninety (90) days after the end of each fiscal year, and shall be accompanied by the applicable audit report.

        (b) Quarterly Financial Statements. The Company's quarterly financial statements shall be delivered within forty-five (45) days after the end of each quarter (other than the fourth quarter) of each fiscal year. Such quarterly financial statements shall include a certificate of the Chief Financial Officer of the Company on behalf of the Company that, to the Company's Knowledge, there has been no material event of default under (i) the Transaction Documents, (ii) the Fundamental Documents or (iii) any Indebtedness of the Company for borrowed money in an aggregate principal amount in excess of $1,000,000.

        (c) Monthly Financial Statements. The Company's monthly financial statements shall be delivered promptly upon their dissemination to management of the Company.

        (d) Projections. The Company's annual financial projections shall be delivered within 30 days after the beginning of each fiscal year.

        7.6 Notice and Supplemental Information. The Company and the Investor shall each give prompt notice to the other parties of any material adverse development causing a breach of any of its own representations and warranties in Sections 3 and 4 respectively. In addition, the Company will, from time to time, as necessary, within a reasonable period of time preceding any applicable Closing, by notice in accordance with the terms of this Agreement, supplement or amend the Schedules, including one or more supplements or amendments to correct any matter which would constitute a breach of any representation, warranty, agreement or covenant contained herein.

     8. Miscellaneous.

        8.1 Transactional Expenses. The Company will pay the Investor, whether or not any Closing hereunder occurs, for the payment of all reasonable fees, expenses and costs of the Investor relating to the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated hereunder, including, but not limited to, (i) the reasonable fees, expenses and disbursements of the Investor's counsel, independent public accountants and other experts in negotiating and preparing this Agreement, conducting due diligence in connection with the contemplated transactions and consummating the transactions contemplated hereby, (ii) all transfer, stamp, documentary or other similar taxes, assessments or charges levied by any governmental or revenue authority in respect hereof or any other document referred to herein, (iii) fees and expenses incurred by the Investor in respect of the enforcement of the rights granted to the Investor under the Transaction Documents, the agreements contemplated hereby and the shares of Preferred Stock, including without limitation attorneys' fees and expenses and legal costs, (iv) the expenses of the Investor relating to the consideration, negotiation, preparation or execution of any Certificates, waivers or consents pursuant to the provisions hereof, whether or not any such Certificates, waivers or consents are executed and (v) reasonable fees and expenses incurred by the Investor in any filing with any governmental agency with respect to its investment in the Company or in any other filing with any governmental agency with respect to the Company which mentions such Investor; provided, however, that the aggregate of such fees, expenses and costs paid by the Company pursuant to this Section 8.1 shall not exceed $400,000.

        8.2 Portfolio Monitoring Expenses. The Company shall pay, upon written notice from the Investor requesting such payment, reasonable out-of-pocket fees, expenses and costs incurred by the Investor and its Affiliates following the First Closing.

        8.3 Survival of Representations, Warranties and Covenants. Each Investor shall be entitled to make a claim for breach of the representations or warranties in the Transaction Documents until the date which is 540 days following the applicable Closing Date when such Investor purchased Securities. There shall be no limitation, other than applicable statutes of limitations, with respect to claims by an Investor for breaches of covenants set forth in the Transaction Documents.

        8.4 Publicity and Non-Disclosure. Without the prior written consent of the other party, neither the Company nor any Investor shall release any information to any third party (other than their directors, officers, limited partners or their legal, accounting and other professional advisors) with respect to the terms of this Agreement or the transactions contemplated hereby except as may be required by Applicable Law or court order.

        8.5 Successors and Assigns. Except as otherwise expressly provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including any transferee of any Notes, shares of Preferred Stock and/or Common Stock issued upon the conversion of Warrants). Upon any transfer of Notes, Preferred Stock, Warrants or Common Stock, the transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to such transferred Securities in the same manner as the Investor.

        8.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK.

        8.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        8.8 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

        8.9 Notices. All notices and other communications required or permitted to be delivered under this Agreement shall be in writing and shall be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or
(c) when received by the addressee, if sent by a nationally recognized overnight delivery service, in each case to the appropriate addresses and telecopier numbers set forth below (or such other addresses and telecopier numbers as the Investor or the Company may designate by ten (10) days' advance written notice to the other party):

If to the Investor:  ING Equity Partners
                     520 Madison Avenue
                     New York, New York 10022-4213
                     Attention: Benjamin P. Giess
                     Telephone: 212-453-1708
                     Facsimile: 212-750-2970

with a copy to:      Mayer, Brown & Platt
                     1675 Broadway
                     New York, New York 10019-5820
                     Attention: James B. Carlson
                     Telephone: 212-506-2515
                     Facsimile: 212-262-1910

If to the Company:   Alpha Microsystems, Inc.
                     2722 S. Fairview Street
                     Santa Ana, California 92704
                     Attention: Douglas J. Tullio
                     Telephone: 714-957-8500
                     Facsimile: 714-641-7678

with a copy to:      Allen, Matkins, Leck, Gamble & Mallory
                     515 South Figueroa Street, 7th Floor
                     Los Angeles, California 90071-3398
                     Attention: Debra Hall
                     Telephone: 213-622-5555
                     Facsimile No.: 213-620-8818

        8.10 Construction. The term "this Agreement" means this agreement together with all schedules and exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The use in this Agreement of the term "including" means "including, without limitation." The words "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole, including the schedules and exhibits, as the same may from time to time be amended, modified, supplemented or restated, and not to any particular section, subsection, paragraph, subparagraph or clause contained in this Agreement. All references to sections, schedules and exhibits mean the sections of this Agreement and the schedules and exhibits attached to this Agreement, except where otherwise stated. The title of and the section and paragraph headings in this Agreement are for convenience of reference only and shall not govern or affect the interpretation of any of the terms or provisions of this Agreement. The use herein of the masculine, feminine or neuter forms shall also denote the other forms, as in each case the context may require or permit. Where specific language is used to clarify by example a general statement contained herein, such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The language used in this Agreement has been chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party. Unless expressly provided otherwise, the measure of a period of one month or year for purposes of this Agreement shall be that date of the following month or year corresponding to the starting date, provided that if no corresponding date exists, the measure shall be that date of the following month or year corresponding to the next day following the starting date. For example, one month following February 18 is March 18, and one month following March 31 is May 1.

        8.11  Indemnification.

        (a) The Company shall indemnify and hold harmless any Investor (including any Significant Holder) and its officers, directors, partners, employees, representatives and agents, successors and assigns, in respect of any and all claims, lawsuits, losses, costs, expenses, liabilities, fines, penalties, interest, and damages, and also including attorneys' fees and expenses, accountants' fees and expenses and all other reasonable costs and expenses of investigation, defense or settlement of claims and amounts paid in settlement) incurred by, imposed on or borne by the Investor ("Damages") resulting from (i) a breach by the Company of any of the representations, warranties or covenants contained in the Transaction Documents and (ii) any third-party Claims made against the Investor as a result of the transactions contemplated hereby.

        (b) Whenever any claim shall arise for indemnification hereunder, the party entitled to indemnification (the "Indemnified Party") shall promptly notify the Company (the "Indemnifying Party") of the claim and, when known, the facts constituting the basis for such claim; provided that the Indemnified Party's failure to give such notice shall not affect any rights or remedies of an Indemnified Party hereunder with respect to indemnification for damages except to the extent that the Indemnifying Party is materially prejudiced thereby. In the event of any claim for indemnification hereunder resulting from or in connection with any claim or legal proceedings by a third party, the notice to the Indemnifying Party shall specify, if known, the amount or an estimate of the amount of the liability arising therefrom. The Indemnified Party shall not settle or compromise any claim by a third party for which it is entitled to indemnification hereunder, without the prior written consent of the Indemnifying Party (which shall not be unreasonably withheld) unless suit shall have been instituted against it and the Indemnifying Party shall not have taken control of such suit after notification thereof as provided in this Agreement. In connection with any claim giving rise to indemnity hereunder, the Indemnifying Party may, upon written notice to the Indemnified Party, assume the defense of any such claim or legal proceeding and defend against such claim or litigation at the sole cost and expense of the Indemnifying Party; however, in the event the Indemnifying Party does not fully assume such defense within 10 days after notice thereof by any Indemnified Party or in the event that counsel for the Indemnifying Party is subject to conflicts of interest which would restrict or limit such counsel in fully representing any Indemnified Party and its interests then such Indemnified Party, upon written notice to the Indemnifying Party, may assume the defense of any such claim or litigation at the sole cost and expense of the Indemnifying Party; provided, that each Indemnified Party will not agree to any settlement without the prior written consent of the Indemnifying Party (which consent will not be unreasonably withheld).

        8.12 Termination. This Agreement may be terminated at any time prior to the Closing Date:

          (a) by mutual consent of the Company and Equity Partners;

          (b) by either Equity Partners or the Company if (i) the First Closing shall not have been consummated on or before September 4, 1998 (unless the failure to consummate the First Closing by such date shall be due to the action or failure to act of the party seeking to terminate this Agreement) or (ii) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Closing shall have become final and non-appealable;

          (c) by Equity Partners at any time prior to the First Closing, if (i) the Company shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by the Company at the time of such termination and such failure has not been cured within 10 Business Days following notice to the Company from Equity Partners or (ii) any representation or warranty by the Company contained in this Agreement shall be incorrect in any material respect when made; and

          (d) by the Company at any time prior to the First Closing, before or after the receipt by the Company of the Approval, if (i) the Investor shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by the Investor at the time of such termination and such failure has not been cured within 10 Business Days following notice to the Investor from the Company or (ii) any representation or warranty by the Investor contained in this Agreement shall be incorrect in any material respect when made.

     In the event of the termination of this Agreement, the Registration Rights Agreement shall automatically terminate and be of no force or effect.

        8.13 Forum Selection and Consent to Jurisdiction. ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE INVESTOR OR THE COMPANY SHALL BE BROUGHT AND MAINTAINED EXCLUSIVELY IN THE UNITED STATES DISTRICT COURTS IN NEW YORK, NEW YORK.

        8.14 Waiver of Jury Trial. THE COMPANY AND THE INVESTOR HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS EACH MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN) OR ACTIONS OF THE COMPANY. THE COMPANY ACKNOWLEDGES AND AGREES THAT IT HAS RECEIVED FULL AND FAIR CONSIDERATION FOR THIS PROVISION AND THAT THIS PROVISION IS A MATERIAL INDUCEMENT TO THE INVESTOR FOR ENTERING INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

        8.15 Certificates and Waivers. Except as otherwise expressly provided herein, the provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only if the Company has obtained the prior written consent of the Investor.

        8.16 Severability. If one or more provisions of this Agreement are held to be unenforceable under Applicable Law, such provision or provisions shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision or provisions were so excluded and shall be enforceable in accordance with its terms.

        8.17 Entire Agreement. This Agreement, the exhibits and schedules hereto, the Transaction Documents and the other documents required to be delivered pursuant hereto and thereto constitute the entire understanding and agreement between the parties with regard to the specific subject matter hereof and no party shall be liable or bound by any representation, warranty, covenant or agreement except as specifically set forth herein. Any previous agreement (whether written, oral or implied) among the parties relative to the specific subject matter hereof, is superseded by this Agreement.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above-written.

                                          ALPHA MICROSYSTEMS

                                          By:     /s/ DOUGLAS J. TULLIO
                                            ------------------------------------
                                            Name: Douglas J. Tullio
                                            Title: President

                                          ING EQUITY PARTNERS II, L.P.

                                          By: Its General Partner,
                                            LEXINGTON EQUITY PARTNERS II, L.P.

                                          By: Its General Partner,
                                            LEXINGTON EQUITY PARTNERS, INC.

                                          By:     /s/ BENJAMIN P. GIESS
                                            ------------------------------------
                                            Name: Benjamin P. Giess

                                                                    APPENDIX C-1


                                WARRANT SCHEDULE

                                                                            CLOSING
                                                              -----------------------------------
                                                                FIRST       SECOND      THIRD****
                                                 INTENDED     ---------    ---------    ---------
                DETERMINATION                   PERCENTAGE        INITIAL EXERCISE AMOUNT***
                -------------                   ----------    -----------------------------------
Series A Common Stock Warrant.................    17.50%      1,909,722    3,093,358    3,604,434
Series B Common Stock Warrant*................     1.00%        109,127      176,763      205,968
Series B-1 Common Stock Warrant**.............     1.49%        162,599            0            0
                                                              ---------
Cumulative Share Total (First Closing)........                2,181,448
                                                              =========
Series C Common Stock Warrant.................    13.50%                   2,386,304    2,780,563
Series D Common Stock Warrant*................     1.00%                     176,763      205,968
                                                                           ---------
Cumulative Share Total (Second Closing).......                             5,833,188
                                                                           =========
Series E Common Stock Warrant.................     8.50%                                1,750,725
Series F Common Stock Warrant*................     1.00%                                  205,968
                                                                                        ---------
Cumulative Share Total (Third Closing)........                                          8,753,626
                                                                                        =========

---------------
* Cancellable at Complete Preferred Redemption, defined as redemption in full of all or all but one share of outstanding Preferred Stock issued at the same Closing prior to June 30, 2000.

** These Warrants are cancellable upon the consummation of certain subsequent Closings, as indicated by a "0" in the applicable column.

*** In the event the Company issues any New Securities on or after the First Closing, the applicable Initial Exercise Amount as of the Second and Third Closing shall be increased by the amount necessary such that the number of Warrant Shares owned by the Investor equals the Intended Percentage of Common Stock Equivalents on an Adjusted Fully-Diluted Basis.

**** The amounts set forth for the Third Closing assume the Investor subscribes at such Closing for $5,000,000 of Securities. In the event the Third Closing is consummated, but the Investor purchases less than $5,000,000 of Securities in such Closing, the Initial Exercise Amount of the Series A, B, C and D Warrants and the Initial Exercise Amount and the Intended Percentage of the Series E and F Warrants reflected on this Warrant Schedule for such Closing shall be proportionally adjusted as mutually agreed by the Company and such Investor.

***** Capitalized terms used but not otherwise defined herein shall have the meaning given to them in the Warrants.

                                                                       EXHIBIT B

                                 CERTIFICATE OF
                    DETERMINATION OF RIGHTS AND PREFERENCES
                                       OF
        CLASS A CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK,
        CLASS B CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK,
        CLASS C CUMULATIVE, REDEEMABLE AND EXCHANGEABLE PREFERRED STOCK
                                      AND
                             VOTING PREFERRED STOCK
                                       OF
                  ALPHA MICROSYSTEMS, a California corporation
                   PURSUANT TO THE PROVISIONS OF SECTION 401
           OF THE GENERAL CORPORATION LAW OF THE STATE OF CALIFORNIA

     Douglas J. Tullio and John F. Glade hereby certify that:

     FIRST: They are the President and Secretary, respectively, of Alpha Microsystems, a California corporation (the "Company").


     SECOND: That the Board of Directors of the Company, pursuant to the authority so vested in it by the Articles of Incorporation of the Company and in accordance with the provisions of Section 401 of the General Corporation Law of the State of California (the "California Corporation Law"), duly adopted the following resolutions creating the following series of Preferred Stock designated as (i) Class A Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A Preferred Stock"), (ii) Class B Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B Preferred Stock"), (iii) Class C Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class C Preferred Stock") and (iv) Voting Preferred Stock (the "Voting Preferred Stock").


     THIRD: That the following resolutions designate (i) 8,000 shares of Class A Preferred Stock, (ii) 7,000 shares of Class B Preferred Stock, (iii) 5,000 shares of Class C Preferred Stock, and (iv) 100 shares of Voting Preferred Stock, and that as of the date hereof, no shares of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock or Voting Preferred Stock have been issued.

     FOURTH: The resolutions duly adopted by the Board of Directors of the Company are as follows:

     WHEREAS the Articles of Incorporation of the Company authorize Preferred Stock consisting of 5,000,000 shares, no par value per share, issuable from time to time in one or more series; and


     WHEREAS the Board of Directors of the Company is authorized, subject to limitations prescribed by law and by the provisions of Article IV of the Company's Articles of Incorporation, as amended, to establish and fix the number of shares to be included in any series of Preferred Stock and the designation of rights, preferences, privileges and restrictions of the shares of such series; and



     WHEREAS it is the desire of the Board of Directors to establish and fix the number of shares to be included in new series of Preferred Stock and the designation of rights, preferences privileges and restrictions of the shares of such new classes;



     NOW, THEREFORE, BE IT RESOLVED that pursuant to Article IV of the Company's Articles of Incorporation, as amended, there is hereby established the following new series of Preferred Stock with such designations and authorized number of shares as set forth herein: (i) 8,000 shares of Class A Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class A Preferred Stock"), (ii) 7,000 shares of Class B Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class B Preferred Stock"), (iii) 5,000 shares of Class C Cumulative, Redeemable and Exchangeable Preferred Stock (the "Class C Preferred Stock") and (iv) 100 shares of Voting Preferred Stock (the "Voting Preferred Stock"). Each share of such Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Voting Preferred Stock shall have the rights, preferences, privileges and restrictions set forth in the following Determination of Rights, Preferences, Privileges and Restrictions of Class A Preferred Stock, Class B Preferred Stock, Class C Preferred Stock and Voting Preferred Stock (the "Determination of Preferred Stock"):

     A. Class A Preferred Stock.

     1. Definitions. As used in this subsection A of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

        "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

        "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

        "Board" means the Board of Directors of the Company.

        "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

        "Exchange Triggering Date" means October 30, 1998; provided, that in the event the Second Closing is consummated in full, the Exchange Triggering Date shall be deemed to be December 31, 1999.


        "Liquidation" means, subject to the provisions of Section 3(b) of this subsection A, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.


        "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection A.

        "Maturity Date" means, with respect to any Class A Preferred Stock or Notes issued in exchange for Class A Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2000 (the "Calendar Maturity Date"); provided, that the Calendar Maturity Date shall be deemed to be June 30, 2005, in the event the transactions contemplated by the Second Closing Date are consummated in full.

        "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection A.

        "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

        "Original Cost" means, with respect to any share of Class A Preferred Stock, $1,000.

        "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

        "Preferred A Holders" means holders of Class A Preferred Stock.

        "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

        "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

        "Redemption Event" has the meaning ascribed to it in Section A.5(a) of this Determination of Preferred Stock.

        "Redemption Price" has the meaning ascribed to it in Section A.5(a) of this Determination of Preferred Stock.

        "Requisite Preferred A Holders" means the holders representing a majority of the then outstanding shares of Class A Preferred Stock.

        "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock voting together as a group.

        "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

        "Warrant" has the meaning given to such term in the Purchase Agreement.

     2. Dividends.

     (a) The Preferred A Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:

                                                              RATE PER
                           PERIOD                              ANNUM
                           ------                             --------
Until June 30, 2000.........................................     9.0%
July 1, 2000 to June 30, 2001...............................    11.0%
July 1, 2001 to June 30, 2002...............................    12.0%
July 1, 2002 to June 30, 2003...............................    13.0%
July 1, 2003 to June 30, 2004...............................    14.0%
July 1, 2004 to June 30, 2005...............................    15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock (which shall rank on a par with the Class A Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class A Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

     (b) Such dividends shall accrue with respect to each share of Class A Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class A Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment or as otherwise approved by the Requisite Preferred A Holders.

     (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class A Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class A Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

     3. Liquidation.

     (a) In the event of any Liquidation of the Company, the Preferred A Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class A Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class A Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class A Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class A Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Class A Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.


     (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection A, unless the Requisite Preferred A Holders vote otherwise. The amount deemed distributed to the holders of Class A Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.


     4. Voting Rights.

     (a) Except as required by law and pursuant to paragraphs (b), (c) and (d) below, the Preferred A Holders shall not be entitled to vote.

     (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred A Holders:

        (i) in any manner authorize, issue or sell any shares of Class A Preferred Stock other than as contemplated by the Purchase Agreement or this Determination of Preferred Stock;

        (ii) reclassify, cancel or in any manner alter or change the designations, preferences, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class A Preferred Stock;

        (iii) amend, repeal or modify any provision of this subsection A of this Determination of Preferred Stock; or

        (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred A Holders.


     (c)(i) The Company hereby covenants that the Requisite Preferred A Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred A Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred A Holders are then entitled to designate less the number of such nominees as are then members of the Board.


        (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

        (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

     (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

        (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

        (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

        (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

        (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

        (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

        (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

        (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

        (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

        (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

        (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

        (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

        (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

        (xiii) exercise the Company's option to require exchange of the Preferred Stock pursuant to Section 7(a) of this subsection A.

     5. Redemption.

     (a) Subject to the Company having funds legally available for such purpose, the Company shall redeem all of the shares of the Class A Preferred Stock then outstanding, on the Maturity Date (a "Redemption Event"). The per share redemption price at which shares of Class A Preferred Stock are to be redeemed pursuant to this Section 5(a) of this subsection A shall be equal to the Liquidation Value (the "Redemption Price").

     (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.


     (c) In addition to the Company's mandatory redemption obligations as set forth in Sections 5(a) and (b) of this subsection A, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class A Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection A shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection A, so long as any Preferred A Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Series A Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Series A Preferred Stock.


     (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection A (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class A Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

     (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection A shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred A Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

     (f) At any time on or after the Redemption Date, the Preferred A Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class A Preferred Stock to be redeemed.

     (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection A shall be paid in cash.


     (h) Any shares of Class A Preferred Stock which are redeemed, or otherwise acquired by the Company shall be canceled and shall not be reissued (as treasury shares), sold or transferred as Class A Preferred but such shares shall become unclassified Preferred Stock of the Company.

     6. Maturity Default.

     (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

          (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

          (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

          (iii) the Company fails to comply with the provisions of Section 7.2(g)(iv) of the Purchase Agreement.

     (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

     (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

     7. Exchange.


     (a) Subject to the requirements of Section 500 of the California Corporation Law, the Requisite Preferred A Holders and the Company shall have the option at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class A Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached as Exhibit D to the Purchase Agreement in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class A Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class A Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amounts, to each Preferred A Holder an amount in cash equal to such Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection A shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class A Preferred Stock into Notes pursuant to this Section 7 of this subsection A, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection A, so long as any Preferred A Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Series A Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Series A Preferred Stock.


     (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class A Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection A above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection
A. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred A Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in Notes from and after the relevant Exchange Date.

     B. Class B Preferred Stock.

     1. Definitions. As used in subsection B of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

     "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

     "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

     "Board" means the Board of Directors of the Company.

     "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

     "Exchange Triggering Date" means December 31, 1999.

     "Liquidation" means, subject to the provisions of Section 3(c) of this subsection B, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.

     "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection B.

     "Maturity Date" means, with respect to any Class B Preferred Stock or Notes issued in exchange for Class B Preferred Stock, the earliest to occur of (i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005; provided, that the Maturity Date shall be December 31, 2000 with respect to Class B Preferred Stock which is issued in connection with a Spinoff Transaction.

     "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection B.

     "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

     "Original Cost" means, with respect to any share of Class B Preferred Stock, $1,000.

     "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

     "Preferred B Holders" means holders of Class B Preferred Stock.

     "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

     "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

     "Redemption Event" has the meaning ascribed to it in Section B.5(a) of this Determination of Preferred Stock.

     "Redemption Price" has the meaning ascribed to it in Section B.5(a) of this Determination of Preferred Stock.

     "Requisite Preferred B Holders" means the holders of a majority of the then outstanding shares of Class B Preferred Stock.

     "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock voting together as a group.

     "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

     "Warrant" has the meaning given to such term in the Purchase Agreement.

     2. Dividends.

     (a) The Preferred B Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:

                                                              RATE PER
                           PERIOD                              ANNUM
                           ------                             --------
Until June 30, 2000.........................................     9.0%
July 1, 2000 to June 30, 2001...............................    11.0%
July 1, 2001 to June 30, 2002...............................    12.0%
July 1, 2002 to June 30, 2003...............................    13.0%
July 1, 2003 to June 30, 2004...............................    14.0%
July 1, 2004 to June 30, 2005...............................    15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock (which shall rank on a par with the Class B Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class B Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

     (b) Such dividends shall accrue with respect to each share of Class B Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class B Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment or as otherwise approved by the Requisite Preferred B Holders.

     (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class B Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class B Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

     3. Liquidation.

     (a) In the event of any Liquidation of the Company, the Preferred B Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class B Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class B Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class B Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class B Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Class B Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.


     (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection B, unless the Requisite Preferred B Holders vote otherwise. The amount deemed distributed to the holders of Class B Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.


     4. Voting Rights.

     (a) Except as required by law and pursuant to paragraphs (b), (c) and (d) below, the Preferred B Holders shall not be entitled to vote.

     (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred B Holders:

          (i) in any manner authorize, issue or sell any shares of Class B Preferred Stock other than as contemplated by the Purchase Agreement or this Determination of Preferred Stock;

          (ii) reclassify, cancel or in any manner alter or change the designations, preferences, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class B Preferred Stock;

          (iii) amend, repeal or modify any provision of this subsection B of this Determination of Preferred Stock; or

          (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred B Holders.


     (c)(i) The Company hereby covenants that the Requisite Preferred B Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred B Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred B Holders are then entitled to designate less the number of such nominees as are then members of the Board.


          (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

          (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

     (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

          (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

          (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

          (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

          (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

          (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

          (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

          (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

          (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

          (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

          (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

          (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

          (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

          (xiii) exercise the Company's option to require exchange of the Preferred Stock pursuant to Section 7(a) of this subsection B.

     5. Redemption.

     (a) Subject to the Company having funds legally available for such purpose, the Company shall redeem all of the shares of the Class B Preferred Stock then outstanding, on the Maturity Date (a "Redemption Event"). The per share redemption price at which shares of Class B Preferred Stock are to be redeemed pursuant to this Section 5(a) of this subsection B shall be equal to the Liquidation Value (the "Redemption Price").

     (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.


     (c) In addition to the Company's mandatory redemption obligations as set forth in Sections 5(a) and (b) of this subsection B, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class B Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection B shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection B, so long as any Preferred B Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Series B Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Series B Preferred Stock.


     (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection B (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class B Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

     (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection B shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred B Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

     (f) At any time on or after the Redemption Date, the Preferred B Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class B Preferred Stock to be redeemed.

     (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection B shall be paid in cash.

     (h) Any shares of Class B Preferred Stock which are redeemed, or otherwise acquired by the Company shall be canceled and shall not be reissued (as treasury shares), sold or transferred as Class B Preferred but such shares shall become unclassified Preferred Stock of the Company.


     6. Maturity Default.


     (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

          (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

          (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

          (iii) the Company fails to comply with the provisions of Section 7.2(g)(iv) of the Purchase Agreement.

     (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

     (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

     7. Exchange.


     (a) Subject to the provisions of Section 500 of the California Corporation Law, the Requisite Preferred B Holders and the Company shall have the option at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class B Preferred Stock outstanding into the Company's Subordinated Debentures (the "Notes") to be issued substantially in the form of Exhibit D of the Purchase Agreement in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class B Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class B Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amount, to each Preferred B Holder an amount in cash equal to such Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection B shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class B Preferred Stock into Notes pursuant to this Section 7 of this subsection B, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection B, so long as any Preferred B Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Series B Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Series B Preferred Stock.


     (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class B Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection B and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection B. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred B Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in the Notes from and after the relevant Exchange Date.


C. Class C Preferred Stock.


     1. Definitions. As used in this subsection C of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

        "Articles of Incorporation" means the Articles of Incorporation of the Company as amended and restated and in effect at the time in question.

        "By-laws" means the By-laws of the Company, as amended and in effect from time to time.

        "Board" means the Board of Directors of the Company.

        "Common Stock" means, collectively, all of the Common Stock, no par value, of the Company of any class, and any other class of capital stock of the Company hereafter authorized that is not limited to a fixed sum or percentage of par or stated value in respect to the rights of the holders thereof to participate in dividends or in the distribution of assets upon any liquidation, dissolution or winding up of the Company.

        "Exchange Triggering Date" means December 31, 1999.


        "Liquidation" means, subject to the provisions of Section 3(b) of this subsection C, any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company.


        "Liquidation Value" shall mean Original Cost plus any accrued and unpaid dividends as determined pursuant to Section 2(c) of this subsection C.

        "Maturity Date" means, with respect to any Class C Preferred Stock or Notes issued in exchange for Class C Preferred Stock, the earliest to occur of
(i) a Maturity Default, (ii) a Change of Control or (iii) June 30, 2005.

        "Maturity Default" shall have the meaning set forth in Section 6(a) of this subsection C.

        "Net Proceeds" of any transaction shall mean the gross proceeds of such transaction net of any commissions or transaction fees and expenses paid by the Company in connection with such transaction.

        "Original Cost" means, with respect to any share of Class C Preferred Stock, $1,000.

        "Person" shall be construed broadly and shall include without limitation an individual, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and a Governmental Authority.

        "Preferred C Holders" means holders of Class C Preferred Stock.

        "Purchase Agreement" means the Securities Purchase Agreement dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

        "Rate per Annum" means the specified rate per annum computed on the basis of a 360-day year; provided, that in the event dividends are not paid in full in cash on any applicable Dividend Reference Date or upon any Redemption Date, the Rate per Annum for the applicable period shall be increased by 500 basis points (e.g., a 9.0% Rate per Annum would be increased to a 14.0% Rate per Annum) until such dividends are paid in full in cash.

        "Redemption Event" has the meaning ascribed to it in Section C.5(a) of this Determination of Preferred Stock.

        "Redemption Price" has the meaning ascribed to it in Section C.5(a) of this Determination of Preferred Stock.

        "Requisite Preferred C Holders" means the holders of a majority of the then outstanding shares of Class C Preferred Stock.

        "Requisite Preferred Holders" means the holders representing a majority of the then outstanding shares of Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock voting together as a group.

        "Transaction Documents" means the Purchase Agreement, the Exhibits and Schedules attached thereto in their final and executed form, as applicable, and each of the agreements contemplated thereby.

        "Warrant" has the meaning given to such term in the Purchase Agreement.

     2. Dividends.

     (a) The Preferred C Holders shall be entitled to receive, out of funds legally available therefor, cumulative dividends on the Liquidation Value at the Rate per Annum and for the periods set forth below:

                                                              RATE PER
                           PERIOD                              ANNUM
                           ------                             --------
Until June 30, 2000.........................................    9.0%
July 1, 2000 to June 30, 2001...............................   11.0%
July 1, 2001 to June 30, 2002...............................   12.0%
July 1, 2002 to June 30, 2003...............................   13.0%
July 1, 2003 to June 30, 2004...............................   14.0%
July 1, 2004 to June 30, 2005...............................   15.0%

(subject to appropriate adjustments in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) per share per annum, and no more, payable in preference and priority to any payment of any cash dividend on Common Stock or any other shares of capital stock of the Company other than the Class C Preferred Stock, Class A Preferred Stock and Class B Preferred Stock (which shall rank on a par with the Class B Preferred Stock) or other class or series of stock ranking on a par with, or senior to the Class C Preferred Stock in respect of dividends (such Common Stock and other inferior stock being collectively referred to as "Junior Stock"), when and as declared by the Board.

     (b) Such dividends shall accrue with respect to each share of Class C Preferred Stock from the date on which such share is issued and outstanding and thereafter shall be deemed to accrue from day to day whether or not earned or declared and whether or not there exists profits, surplus or other funds legally available for the payment of dividends, and shall be cumulative so that if such dividends on the Class C Preferred Stock shall not have been paid, or declared and set apart for payment, the deficiency shall be fully paid or declared and set apart for payment before any dividend shall be paid or declared or set apart for any Junior Stock and before any purchase or acquisition of any Junior Stock is made by the Company, except the repurchase of Junior Stock from employees of the Company upon termination of employment, except as otherwise approved by the Requisite Preferred C Holders.

     (c) Dividends shall be payable in cash, quarterly in arrears. To the extent dividends are not paid on each September 30, December 31, March 31 and June 30, (each a "Dividend Reference Date") all dividends which have accrued on each share of Class C Preferred Stock during the three-month period (or shorter period in the case of the first or last period) ending on each Dividend Reference Date will be added to the Liquidation Value of such share and will remain a part thereof until such dividends are paid in full in cash. Each dividend paid in cash shall be mailed to the holders of record of the Class C Preferred Stock as their names and addresses appear on the share register of the Company or at the office of the transfer agent on the corresponding dividend payment date.

     3. Liquidation.

     (a) In the event of any Liquidation of the Company, the Preferred C Holders shall be entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after and subject to the payment in full of all amounts required to be distributed to the holders of any other class or series of stock of the Company ranking on liquidation prior and in preference to the Class C Preferred Stock (collectively referred to as "Senior Preferred Stock"), but before any payment shall be made to the holders of Junior Stock by reason of their ownership thereof, an amount equal to the Liquidation Value per share of Class C Preferred Stock. If upon any such Liquidation of the Company the remaining assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Class C Preferred Stock the full amount to which they shall be entitled, the holders of shares of Class C Preferred Stock and any class or series of stock ranking on liquidation on a parity with the Class C Preferred Stock shall share ratably in any distribution of the remaining assets and funds of the Company in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

     (b) The merger or consolidation of the Company into or with another corporation which results in the exchange of outstanding shares of the Company for securities or other consideration issued or paid or caused to be issued or paid by such other corporation or an affiliate thereof (except if such merger or consolidation does not result in the transfer of more than 50 percent of the voting securities of the Company), or the sale of all or substantially all the assets of the Company, shall be deemed to be a Liquidation of the Company for purposes of this Section 3 of this subsection C, unless the Requisite Preferred C Holders vote otherwise. The amount deemed distributed to the holders of Class C Preferred Stock upon any such merger or consolidation shall be the cash or the value of the property, rights and/or securities distributed to such holders by the acquiring person, firm or other entity. The value of such property, rights or other securities shall be determined in good faith by the Board.


     4. Voting Rights.

     (a) Except as required by law and pursuant to paragraphs (b), (c) and (d) below, the Preferred C Holders shall not be entitled to vote.

     (b) The Company shall not, without the affirmative consent or approval of the Requisite Preferred C Holders:

          (i) in any manner authorize, issue or sell any shares of Class C Preferred Stock other than as contemplated by the Purchase Agreement or this Determination of Preferred Stock;

          (ii) reclassify, cancel or in any manner alter or change the designations, privileges or relative, optional or other special rights, or the qualifications, limitations or restrictions thereof, of the Class C Preferred Stock;

          (iii) amend, repeal or modify any provision of this subsection C of this Determination of Preferred Stock; or

          (iv) amend, repeal or modify any provision of the Articles of Incorporation or By-laws in a manner that would adversely affect the preferences, privileges or rights of the Preferred C Holders.


     (c)(i) The Company hereby covenants that the Requisite Preferred C Holders shall have the right to have that number of representatives (each such representative, an "Observer") determined as hereinafter provided present at all meetings of the Board. Such right shall from time to time be exercisable by delivery to the Company of written notice from the Requisite Preferred C Holders specifying the names of such Observers. The number of Observers shall at all times and from time to time be equal to that number of nominees to the Board that the Preferred C Holders are then entitled to designate less the number of such nominees as are then members of the Board.


          (ii) The Company will give each Observer reasonable prior notice (it being agreed that the same prior notice given to the Board shall be deemed reasonable prior notice) in any manner permitted in the Company's By-laws for notices to directors of the time and place of any proposed meeting of the Board, such notice in all cases to include true and complete copies of all documents furnished to any director in connection with such meeting. Each such Observer will be entitled to be present in person as an observer at any such meeting or, if a meeting is held by telephone conference, to participate therein for the purpose of listening thereto.

          (iii) The Company will deliver to each Observer copies of all papers which may be distributed from time to time to the directors of the Company at such time as such papers are so distributed to them, including copies of any written consent.

     (d) The Company shall not, without the affirmative consent or approval of the Requisite Preferred Holders:

          (i) take any action, or enter into or authorize any material agreement or material transaction, other than in the ordinary course of business and consistent with past practice;

          (ii) agree to acquire the stock or assets of, or otherwise agree to any joint venture, licensing arrangement with, any other person.

          (iii) enter into any arrangement which would reasonably be expected to result in a Change of Control;

          (iv) sell, transfer, convey, assign or otherwise dispose of any of its material assets or properties, or spinoff or splitoff any material assets, properties or Securities except sales of inventory and used, obsolete, worn out or unnecessary equipment or fixtures in the ordinary course of business and consistent with past practice;

          (v) sell, transfer, convey, assign, license or otherwise dispose of any significant portion of its Intellectual Property Rights;

          (vi) except in the ordinary course of business and consistent with past practice, waive, release or cancel any material claims against third parties or material debts owing to it, or any material rights which have any material value;

          (vii) make any material changes in its accounting systems, policies, principles or practices except in the ordinary course of business and consistent with past practice;

          (viii) enter into, authorize, or permit any transaction with Affiliates, or modify in any material respect the employment, compensation or other arrangements with the executive officers of the Company or any Subsidiary;

          (ix) authorize for issuance, issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants or exchangeable Securities, commitments, subscriptions, rights to purchase or otherwise) any shares of capital stock or any other Securities of the Company or any Subsidiary, or amend any of the terms of any such capital stock or other Securities;

          (x) split, combine, or reclassify any shares of its capital stock, declare, set aside or pay any dividend (other than dividends on the Preferred Stock) or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, or redeem or otherwise acquire any capital stock or other Securities of the Company or any Subsidiary;

          (xi) except in the ordinary course of business and consistent with past practice, make any borrowings, incur any Indebtedness, or assume, guarantee, endorse or otherwise become liable (whether directly, contingently or otherwise) for the obligations of any other Person;

          (xii) except in the ordinary course of business and consistent with past practice, make any loans, advances or capital contributions to, or investments in, any other Person.

          (xiii) exercise the Company's option to require exchange of the Preferred Stock pursuant to Section 7(a) of this subsection C.

     5. Redemption.

     (a) Subject to the Company having funds legally available for such purpose, the Company shall redeem all of the shares of the Class C Preferred Stock then outstanding, on the Maturity Date (a "Redemption Event"). The per share redemption price at which shares of Class C Preferred Stock are to be redeemed pursuant to this Section 5(a) of this subsection C shall be equal to the Liquidation Value (the "Redemption Price").

     (b) In the event the Company or any of its Subsidiaries consummates a public or private offering for cash of capital stock or other equity interests, the Company shall be required to apply 50% of the Net Proceeds of such offering toward the redemption of shares of Preferred Stock (other than Voting Preferred Stock), on a pro rata basis (determined on the basis of the number of shares of Preferred Stock (other than Voting Preferred Stock), held by such holder over the total number of shares of Preferred Stock (other than Voting Preferred Stock) outstanding) from the Holders of Preferred Stock at the Redemption Price.

     (c) In addition to the Company's mandatory redemption obligations as set forth in Sections 5(a) and (b), of this subsection C, the Company shall have the option to redeem a minimum of $1 million of Original Cost of Class C Preferred Stock and integral multiples of $100,000 thereafter at the Liquidation Value thereof. Any shares to be redeemed pursuant to this Section 5(c) of this subsection C shall be selected for redemption at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 5 of this subsection C, so long as any Preferred C Holder remains a Significant Holder, the Company shall not be permitted to redeem or retire all outstanding shares of Series C Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Series C Preferred Stock.


     (d) On and after any date set for redemption (the "Redemption Date") pursuant to this Section 5 of this subsection C (unless default shall be made by the Company in the payment of the Redemption Price, in which event such rights shall be exercisable until such default is cured), all rights in respect of the shares of the Class C Preferred Stock to be redeemed, except the right to receive the Redemption Price, shall cease and terminate, and such shares shall no longer be deemed to be outstanding, whether or not the certificates representing such shares have been received by the Company.

     (e) Any communication or notice relating to redemption given pursuant to this Section 5 of this subsection C shall be sent by first-class certified mail, return receipt requested, postage prepaid, to the Preferred C Holders, at their respective addresses as the same shall appear on the books of the Company, or to the Company at the address of its principal, or registered office, as the case may be.

     (f) At any time on or after the Redemption Date, the Preferred C Holders shall be entitled to receive the Redemption Price upon actual delivery to the Company or its agents of the certificates representing the shares of the Class C Preferred Stock to be redeemed.

     (g) Any redemption payments by the Company pursuant to this Section 5 of this subsection C shall be paid in cash.

     (h) Any shares of Class C Preferred Stock which are redeemed, or otherwise acquired by the Company shall be canceled and shall not be reissued (as treasury shares), sold or transferred as Class C Preferred but such shares shall become unclassified Preferred Stock of the Company.


     6. Maturity Default.


     (a) The occurrence of any of the following events of default shall, at the option of the Requisite Preferred Holders, constitute a Maturity Default:

          (i) the Company fails to comply in any material respect with any of its obligations under any of the Transaction Documents or the Fundamental Documents;

          (ii) a material default occurs under any mortgage, indenture or other instrument under which there may be secured or evidenced any indebtedness for money borrowed by the Company if the principal amount of such indebtedness aggregates $1,000,000 or more; or

          (iii) the Company fails to comply with the provisions of Section 7.2(g)(iv) of the Purchase Agreement.

     (b) A default under clauses (a)(i) or (a)(ii) is not a Maturity Default until the Company does not cure the default within 30 days of the Company having Knowledge of such default. When a default is cured, it ceases.

     (c) The Requisite Preferred Holders by notice to the Company may waive an existing default or Maturity Default and its consequences. When a default or Maturity Default is waived, it ceases.

     7. Exchange.

     (a) Subject to the provisions of Section 500 of California Corporate Law, the Requisite Preferred C Holders and the Company shall have the option at any time and from time to time following the Exchange Triggering Date to exchange all or any portion of the shares of Class C Preferred Stock outstanding into the

Company's Subordinated Debentures (the "Notes") to be issued substantially in the form attached to the Purchase Agreement as Exhibit D, in the amount of $1,000 principal amount of Notes for each $1,000 of Liquidation Value of Class C Preferred Stock; provided, however, that no such exchange may be consummated unless full cumulative dividends (including, without duplication, full cumulative dividends pro rata for the elapsed portion of the current dividend period) on the Class C Preferred Stock to the date of exchange shall have been paid. Notes shall be issued only in integral multiples of $1,000 at the time of exchange. If any additional amounts ("Fractional Principal Amounts") would otherwise be issuable to any holders of Preferred Stock, then the Company shall, in lieu of issuing a Fractional Principal Amount therefor, pay in full payment of the Company's obligation with respect to such Fractional Principal Amount, an amount in cash equal to the Fractional Principal Amount. Any and all exchange rights set forth in this Section 7 of this subsection C shall be deemed to be a right of redemption subject to Section 402 of the California Corporation Law. In the event that the Company exercises its option to exchange any portion of the outstanding shares of Class C Preferred Stock into Notes pursuant to this
Section 7 of this subsection C, such shares to be exchanged shall be selected for exchange at the discretion of, or in a manner approved by, the Board. Notwithstanding any of the other provisions of this Section 7 of this subsection C, so long as any Preferred C Holder remains a Significant Holder, the Company shall not be permitted to exchange all outstanding shares of Series C Preferred Stock, but shall instead allow such Significant Holder to remain the holder of one (1) share of Series C Preferred Stock.


     (b) Any exchange pursuant to this Section 7 shall be made upon not less than 30 days' notice prior to the date fixed for exchange (the "Exchange Date"). The notice given shall state that, upon surrender of their certificate or certificates to the Company, the holders of Class C Preferred Stock will receive Notes in the amount set forth in Section 7(a) of this subsection C above and that, at the close of business on the Exchange Date, all rights of the holders with respect to such shares so called for exchange shall cease, except the right to receive the Notes in the amount set forth in Section 7(a) of this subsection
C. Except as may be otherwise required by applicable law, the form of the Notes may only be amended or supplemented before the first Exchange Date which occurs with the affirmative vote or consent of the Requisite Preferred C Holders. On or after such first Exchange Date, the Notes may only be amended or supplemented as provided in the Notes. The Company will cause the Notes to be authenticated on the Exchange Date, and the Company will pay interest on the Notes at the rate and on the dates specified in such Indenture from and after the relevant Exchange Date.


     D. Voting Preferred Stock.


     1. Definitions. As used in this subsection D of this Determination of Preferred Stock, capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement. In addition, the following capitalized terms have the following meanings:

     "Purchase Agreement" means the Securities Purchase Agreement, dated as of August 7, 1998, between the Company and the Investor (as defined therein), as amended, restated or otherwise modified from time to time.

     "Requisite Voting Preferred Holders" means the holders of a majority of the Common Stock issuable upon the exercise of any then outstanding Warrants.

     "Senior Preferred Stock" shall mean the Class A Preferred Stock, the Class B Preferred Stock and the Class C Preferred Stock.

     "Warrantholder" means a holder of Warrants.

     2. Voting Rights.

        (a) Standard Voting Rights. In addition to the voting rights expressly required by law or with regard to any amendment to the Company's Articles of Incorporation or this Determination of Preferred Stock to alter or change, directly or indirectly, the powers, designations, preferences or special rights relating to shares of the Voting Preferred Stock, the holder of a share of Voting Preferred Stock shall be entitled to vote together with the Common Stock and any other voting stock of the Company on all matters submitted to the

Company's stockholders for consideration, vote or approval and to cast an aggregate number of votes equal to the number of votes that the shares of Common Stock issuable upon exercise of the then unexercised portion of the Warrants held by such holder are entitled to as of the record date designated for any stockholders' meeting or the date of any written consent of stockholders.

     3. Dividends. The holder of the Voting Preferred Stock shall not be entitled to receive dividend payments at any time.

     4. Liquidation. Upon any liquidation, dissolution or winding up of the Company, before any distribution or payment is made upon any shares of any other class of capital stock of the Company other than the Senior Preferred Stock, each holder of Voting Preferred Stock will be entitled to be paid an amount equal to $100 per share, and shall not be entitled to receive any further distribution or payment. Neither the consolidation nor merger of the Company into or with any other corporation or corporations, nor the sale or transfer by the Company of all or any part of its assets, nor the reduction of the capital stock of the Company, shall be deemed to be a liquidation, dissolution or winding-up of the Company within the meaning of any of the provisions of this subsection D.

     5. Mandatory Redemption.


        (a) Triggering Event. In the event that all of the outstanding Senior Preferred Stock is redeemed in full in accordance with its terms, then simultaneously with such redemption, the Company shall redeem the outstanding shares of Voting Preferred Stock; provided, that the Voting Preferred Stock shall not be redeemable so long as any Warrantholder is a Significant Holder.


        (b) Redemption Price. On the date of redemption, upon surrender by the holder at the Company's principal office of the certificate representing the share of the Voting Preferred Stock, the Company will pay to the holder an amount in cash equal to $100 per share.

        (c) Cancellation of Redeemed Stock. Shares of Voting Preferred Stock redeemed pursuant to this Section 5 of this subsection D shall be canceled and shall not under any circumstances be reissued.

     6. Replacement. Upon receipt of evidence reasonably satisfactory to the Company (an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Voting Preferred Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company (provided that if the holder is an institutional investor its own agreement will be satisfactory), or, in the case of any such mutilation upon surrender of such certificate, the Company will (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the shares of Voting Preferred Stock, dated the date of such lost, stolen, destroyed or mutilated certificate.

     7. Amendment and Waiver. No amendment, modification or any other change, directly or indirectly, in any manner with respect to any term or provision of this Determination of Preferred Stock or the Voting Preferred Stock will be valid without the prior written consent of the Requisite Voting Preferred Holders.

     8. Notices. All notices will be in writing and will be delivered by registered or certified mail, return receipt requested, postage prepaid and will be deemed to have been given when so mailed (i) to the Company, at its principal executive offices and (ii) to the holder of the Voting Preferred Stock, at such holder's address as it appears in the stock records of the Company (unless otherwise indicated by any such holder).

                                                 /s/ DOUGLAS J. TULLIO
                                          --------------------------------------
                                          Douglas J. Tullio
                                          President

                                                   /s/ JOHN F. GLADE
                                          --------------------------------------
                                          John F. Glade
                                          Secretary


     We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this Certificate are true and correct of our own knowledge. Executed at Santa Ana, California, on August 24, 1998.


                                                 /s/ DOUGLAS J. TULLIO
                                          --------------------------------------
                                          Douglas J. Tullio
                                          President

                                                   /s/ JOHN F. GLADE
                                          --------------------------------------
                                          John F. Glade
                                          Secretary

                                                                       EXHIBIT C

THIS WARRANT AND THE SHARES OF COMMON STOCK ISSUABLE UPON THE EXERCISE OF THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR QUALIFIED UNDER ANY STATE SECURITIES LAW, AND MAY NOT BE SOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY HAVE BEEN REGISTERED UNDER SUCH LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

                                                                          , 1998

                    FORM OF WARRANT CERTIFICATE TO PURCHASE
                                COMMON STOCK OF

                               ALPHA MICROSYSTEMS

     This Warrant Certificate (the " Warrant Certificate") is to certify that ING Equity Partners II, L.P. or its registered assigns (the "Warrantholder") is entitled, at any time after the date hereof but prior to the Expiration Date, to purchase, at the Exercise Price (as hereinafter defined), shares of the Common Stock (as modified pursuant to Section 4.3, the "Initial Exercise Amount") of Alpha Microsystems, Inc. (the "Company"). Unless earlier exercised in full and subject to the conditions set forth herein, this warrant shall expire at 5:00
P.M., New York City time, on      , 2008 (the "Expiration Date"). Capitalized
terms used but not otherwise defined herein shall have the meanings given to them in the Securities Purchase Agreement between the Investor (as defined therein) and the Company dated as of August 7, 1998 (the "Purchase Agreement").

1. Exercise of Warrant.

     1.1 This Warrant Certificate is exercisable by the Warrantholder at the Exercise Price per share of Common Stock issuable hereunder, payable in cash, by certified or official bank check or by surrender of other Securities of the Company whose aggregate principal amount or stated liquidation value, together with any accrued but unpaid interest or principal due thereon, is equal to the Exercise Price. In lieu of payment of the Exercise Price as provided above, the Warrantholder may elect a cashless net exercise. In the case of such cashless net exercise, the Warrantholder shall surrender this Warrant Certificate for cancellation and receive in exchange therefor the full number of duly authorized, validly issued, fully paid and nonassessable shares of Common Stock specified, subject to adjustment in accordance with Section 5, less the number of shares of Common Stock with an aggregate Fair Market Value as of the Business Day on which the Warrantholder surrenders this Warrant to the Company (the "Exercise Date") equal to the aggregate Exercise Price that would have been payable upon such exercise absent election of the cashless net exercise alternative. Upon surrender of this Warrant Certificate with the attached Subscription Form duly completed and executed, together with any required payment of the Exercise Price for the shares of Common Stock being purchased, at the Company's principal executive offices presently located at 2722 South Fairview Street, Santa Ana, California 92704, the Warrantholder shall be entitled to receive a certificate or certificates for the shares of Common Stock so purchased.

     1.2 The purchase rights represented by this Warrant Certificate are exercisable at the option of the Warrantholder, in whole or in part (but not as to fractional shares of Common Stock), at any time and from time to time prior to the Expiration Date during the period in which this Warrant Certificate may be exercised as set forth above.

     1.3 In the case of the purchase of less than all the shares of Common Stock purchasable under this Warrant Certificate, the Company shall cancel this Warrant Certificate upon the surrender hereof and shall execute and deliver a new Warrant Certificate as soon as practicable to the Warrantholder of like tenor for the balance of the shares of Common Stock purchasable hereunder.

2. Issuance of Stock Certificates.

     2.1 The issuance of certificates for shares of Common Stock upon the exercise of this Warrant Certificate shall be made as soon as practicable thereafter or in any event within thirty (30) days of such exercise without charge to the Warrantholder, including, without limitation, any tax that may be payable in respect thereof, and such certificates shall (subject to the provisions of this Section 2) be issued in the name of, or in such names as may be directed by, the Warrantholder; provided, however, that the Company shall not be required to pay any income tax to which the Warrantholder may be subject in connection with the issuance of this Warrant Certificate or of shares of Common Stock upon the exercise of this Warrant Certificate; provided, further, that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the Warrantholder and the Company shall not be required to issue or deliver such certificates unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid.

     2.2 All shares of Common Stock issued upon the exercise of this Warrant Certificate shall be validly issued, fully paid and nonassessable.

     2.3 Each person in whose name any such certificate for shares of Common Stock is issued shall for all purposes be deemed to have become the holder of record of such shares on the date on which the Warrant Certificate was surrendered and payment of the Exercise Price and any applicable taxes was made, irrespective of the date of delivery of such certificate, except that, if the date of such surrender and payment is a date when the stock transfer books of the Company are closed, such person shall be deemed to have become the holder of such shares at the close of business on the next succeeding date on which the stock transfer books are open.

3. Restrictions on Transfer.

     3.1 Investment Representation and Transfer Restriction Legend. The Warrantholder, by acceptance of this Warrant Certificate, represents and warrants to the Company that it is acquiring this Warrant Certificate and the shares of Common Stock issued or issuable upon exercise hereof (the "Warrant Shares") for investment purposes only and not with a view towards the resale or other distribution thereof. Each certificate representing Warrant Shares, unless at the same time of exercise such Warrant Shares are registered under the Act, shall bear a legend in substantially the following form on the face thereof:

        THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR QUALIFIED UNDER ANY STATE SECURITIES LAW, AND MAY NOT BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED UNLESS THEY HAVE BEEN REGISTERED UNDER SUCH LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

     Any certificate issued at any time in exchange or substitution for any certificate bearing such legend (except a new certificate issued upon completion of a distribution under a registration statement covering the securities represented thereby) shall also bear such legend unless, in the opinion of counsel to the Company, the securities represented thereby may be transferred as contemplated by such Warrantholder without violation of the registration requirements of the Act.

4. Exercise Price and Exercise Amount.

     4.1 Initial and Adjusted Exercise Price. The initial exercise price of this Warrant Certificate shall be $1.50 per share of Common Stock; provided, that in the event the Second Closing is consummated in full, the initial Exercise Price of Warrants issued in connection with the First Closing shall for all purposes be retroactively adjusted and shall be deemed to have been $2.50 per share of Common Stock on the Original Issue Date, and any adjustments to the Exercise Price or Exercise Amount pursuant to Section 5 hereof between the First Closing and the Second Closing shall be recalculated as if the initial Exercise Price as of the First Closing was $2.50 per share of Common Stock. In addition, the Exercise Price may be further modified from time to time pursuant to the provisions of Section 5 hereof.

     4.2 Exercise Price. The term "Exercise Price" herein shall mean the initial exercise price or the adjusted exercise price depending upon the context.

     4.3 Exercise Amount. The term "Exercise Amount" shall mean the Initial Exercise Amount or the adjusted Exercise Amount determined pursuant to Section 5 depending upon the context; provided, however, that the Initial Exercise Amount shall be deemed to be the number of shares equal to the Initial Exercise Amount plus any Incremental Dilution Amount, each as indicated on or determined pursuant to the Warrant Schedule to the Purchase Agreement, in the event the indicated Closings reflected on the Warrant Schedule are consummated.

5. Adjustment of Exercise Amount and Number of Shares.

     5.1  For purposes of this Section 5, the following definitions shall apply:

          (a) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities, excluding the options described on Schedule 5.1 hereto.

          (b) "Original Issue Date" shall mean the date this Warrant was granted.

          (c) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock.

          (d) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 5.2 below, deemed to be issued) by the Company after the Original Issue Date, other than shares of Common Stock issued or issuable:

             (i) to employees or consultants of the Company pursuant to any plan adopted by the Board and, in the event the Board includes any Preferred Directors, agreed to by the Preferred Directors;

             (ii) for so long as the Investor is a Significant Holder, in connection with any dividend or distribution, where the approval of such transaction requires the affirmative consent of the Significant Holder, such approval has been granted and such transaction is consummated on terms consistent with such approval.

             (iii) in connection with the acquisition (by stock or asset purchase, merger or other form of business combination) of another company or business other than any such acquisition of or from any Person or Persons that are Affiliates of the Company immediately prior to such issuance;

             (iv) to a lender to the Company (other than any lender which is an Affiliate of the Company) in connection with a bona fide financing;

             (v) in connection with an underwritten public offering of shares of Common Stock registered pursuant to the Securities Act; or

             (vi) upon the sale of any Warrants as set forth in the Warrant Schedule or upon the issuance of Common Stock upon exercise of such Warrants.

     5.2 The Exercise Amount specified in Section 5 hereof shall be subject to adjustment from time to time as follows:

          (a) Issue of Securities Deemed Issue of Additional Shares of Common Stock. For purposes of this Section 5.2, if the Company at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date; provided, that Additional Shares of Common Stock shall not be deemed to have been issued unless the consideration per share (determined pursuant to Section 5.2(c) hereof) of such Additional Shares of Common Stock would be less than the Fair Market Value of the Common Stock on the date of and immediately prior to such issue, or such record date, as the case may be; provided, further, that in any such case in which Additional Shares of Common Stock are deemed to be issued:

             (i) No further adjustment in the Exercise Amount shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

             (ii) If such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof, the Exercise Amount computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease;

             (iii) No readjustment pursuant to clause (ii) above shall have the effect of adjusting the Exercise Amount to an amount which is less than
        (i) the Exercise Amount on the original adjustment date, or (ii) the Exercise Amount that would have resulted from any issuance of Additional Shares of Common Stock between the original adjustment date and such readjustment date;

             (iv) Notwithstanding clause (ii) above, upon the expiration or termination of any unexercised Option or cancellation of unconverted Convertible Securities, the Exercise Amount shall be readjusted as if such Option or Convertible Security had not been issued; and

             (v) In the event of any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any Option or Convertible Security, including, but not limited to, an increase resulting from the antidilution provisions thereof (other than an increase resulting from an adjustment pursuant to this Section 5.2), the Exercise Amount then in effect shall forthwith be readjusted to such Exercise Amount as would have obtained had the adjustment (if any) which was made upon the issuance of such Option or Convertible Security not exercised or converted prior to such increase been made upon the basis of such increased number of shares, but no further adjustment shall be made for the actual issuance of Common Stock upon the exercise or conversion of any such Option or Convertible Security.

          (b) Adjustment of Exercise Amount Upon Issuance of Additional Shares of Common Stock. In the event the Company shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 5.2(a), but excluding shares issued as a dividend or distribution as provided in Section 5.2(e) or upon a stock split or combination as provided in Section 5.2(d)), without consideration or for a consideration per share less than the Exercise Price on the date of and immediately prior to such issue (a "Dilutive Issuance"), then and in such event, the Initial Exercise Amount then in effect shall be increased by the Incremental Dilution Amount, determined as follows:

             (i) x = Fair Market Value

             (ii) y = The number of Additional Shares of Common Stock issued in the Dilutive Issuance

             (iii) z = The issue price of any Common Stock and/or the exercise, conversion or similar strike price, if any, of any Convertible Securities issued in the Dilutive Issuance.

             (iv) Effective Dilution Percentage = the number of Additional Shares of Common Stock deemed issued in the Dilutive Issuance divided by the sum of (A) the number of shares of Common Stock outstanding on an Adjusted Fully-Diluted Basis prior to the Dilutive Issuance plus (B) the number of Additional Shares of Common Stock deemed issued in the Dilutive Issuance. As used herein, "Adjusted Fully-Diluted Basis" means the number of Common Stock Equivalents outstanding on the relevant date of determination, giving effect to the full exercise of any Options and the full conversion of any Convertible Securities which have an exercise, conversion or similar strike price equal to or less than the Exercise Price as of the relevant date of determination.

             (v) Total Dilution Value = (x - z) multiplied by y

             (vi) Intended Percentage = the cumulative aggregate percentage of Common Stock (on an Adjusted Fully-Diluted Basis) the parties intended the Investor to own after the most recent Closing as set forth on the Warrant Schedule, subject to appropriate adjustment by the Company and the Investor in the event of non-dilutive issuances of Securities prior to such Closing.

             (vii) Investor Dilution Imposed = Intended Percentage multiplied by (1 - Effective Investor Dilution Percentage).

             (viii) Total Dilution Value Imposed on Investor = Investor Dilution Imposed multiplied by Total Dilution Value.

             (ix) Incremental Dilution Amount = Total Dilution Value Imposed on Investor divided by (Fair Market Value -- Investor Exercise Price).

          Examples of the calculation of this adjustment are attached as Annex A hereto.

          In addition, the applicable Exercise Amount shall not be so increased at such time if the amount of such increase would be an amount less than a whole share of Common Stock, but any such amount shall be carried forward and an increase with respect thereto made at the time of and together with any subsequent increase which, together with such amount and any other amount or amounts so carried forward, shall aggregate a whole share of Common Stock or more.

          (c) Determination of Consideration. For purposes of this Section 5.2, the consideration received by the Company for the issue of any Additional Shares of Common Stock shall be computed as follows:

             (i) Cash and Property: Such consideration shall:

                (x) insofar as it consists of cash, be computed at the aggregate of cash received by the Company, excluding amounts paid or payable for accrued interest or accrued dividends;

                (y) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

                (z) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (x) and (y) above, as determined in good faith by the Board.

             (ii) Options and Convertible Securities. The consideration per share received by the Company for Additional Shares of Common Stock deemed to have been issued pursuant to Section 5.2(a), relating to Options and Convertible Securities, shall be determined by dividing

                (x) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

                (y) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

          (d) Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Exercise Amount then in effect immediately before the subdivision shall be proportionately increased. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Exercise Amount then in effect immediately before the combination shall be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

          (e) Adjustment for Certain Dividends and Distributions. In the event the Company at any time, or from time to time, after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of Common Stock, then in each such event the Exercise Amount then in effect shall be increased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, to an amount equal to the amount determined by multiplying the Exercise Amount then in effect by a fraction:

             (i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution; and

             (ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date;

     provided, however, if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Amount shall be recomputed accordingly as of the close of business on such record date and thereafter the Exercise Amount shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

          (f) Adjustments for Other Dividends and Distributions. In the event the Company at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in Securities of the Company or any Subsidiary or Affiliate thereof other than shares of Common Stock, then and in each such event provision shall be made so that the Warrantholder shall receive upon exercise thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount and type of Securities that it would have received had its Warrant Certificate been exercised for shares of Common Stock on the date of such event and had it thereafter, during the period from the date of such event to and including the actual exercise date, retained such securities receivable by it as aforesaid during such period giving application to all adjustments called for during such period. In the event of a Spinoff Transaction, the Warrantholder shall be entitled to receive, without any requirement that this Warrant be exercised, Warrants (the "New Warrants") with terms substantially equivalent to the terms of this Warrant Certificate, to purchase the amount and type of Securities (the "Spinoff Securities") that it would have received in such Spinoff Transaction had this Warrant been exercised immediately prior to such Spinoff Transaction. The exercise price of the New Warrants (the "New Warrant Exercise Price") shall be equal to the Exercise Price in effect immediately prior to the Spinoff Transaction multiplied by the product of (A) the relative value per share of the business or assets subject to the Spinoff Transaction as compared to the total value per share of the Company at the time of the Spinoff Transaction (as mutually determined by the Company and Equity Partners) times (B) one (1) minus the percentage of such business or assets retained by the Company, if any. The Exercise Price shall thereafter be reduced by the amount of the New Warrant Exercise Price such that the sum of the New Warrant Exercise Price plus the Exercise Price shall not exceed the Exercise Price as in effect immediately prior to the Spinoff Transaction. In the event a Spinoff Transaction involves a third party whose contribution to the entity or business subject to the Spinoff Transaction is other than cash or other consideration to the Company, the Company and Equity Partners shall mutually determine the appropriate adjustment in the application of the provisions in this Section 5 with respect to the rights and interest thereafter of the Warrantholder.

          (g) Adjustment for Reclassification, Exchange, or Substitution. If the Common Stock issuable upon exercise of this Warrant Certificate shall be changed into the same or a different number of shares of any class or classes of stock, whether by capital reorganization, reclassification, or otherwise (other than a subdivision or combination of shares of stock dividend provided for above, or a reorganization, merger, consolidation, or sale of assets provided for below), then and in each such event the Warrantholder shall have the right thereafter to exercise this Warrant Certificate for the kind and amount of shares of stock and other securities and property receivable upon such reorganization, reclassification, or other change, by holders of the number of shares of Common Stock into which this Warrant Certificate was exercisable immediately prior to such reorganization, reclassification, or change, all subject to further adjustment as provided herein.

          (h) Adjustment for Merger or Reorganization, etc. In case of any consolidation or merger of the Company with or into another Person or the sale of all or substantially all of the assets of the Company to another Person, this Warrant Certificate shall thereafter be exercisable for the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of Common Stock of the Company deliverable upon exercise of this Warrant Certificate would have been entitled upon such consolidation, merger or sale; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 5 with respect to the rights and interest thereafter of the Warrantholder, to the end that the provisions set forth in this Section 5 (including provisions with respect to changes in and other adjustments of the Exercise Amount) shall thereafter be applicable, as nearly as reasonably may be, in relation to any shares of stock or other property thereafter deliverable upon exercise of this Warrant Certificate.

          (i) No Impairment. The Company will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the exercise rights of the Warrantholder against impairment.

          (j) Certificate as to Amendments. Upon the occurrence of each adjustment or readjustment of the Exercise Price pursuant to this Section 5, the Company at its expense shall promptly compute such adjustment or readjustment in accordance with the terms thereof and furnish to each Warrantholder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of any Warrantholder, furnish or cause to be furnished to such holder a similar certificate setting forth (i) such adjustments and readjustments, (ii) the Exercise Amount then in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which then would be received upon exercise of this Warrant Certificate.

          (k) Notice of Record Date. In the event:

             (i) that the Company declares a dividend (or any other distribution) on its Common Stock payable in Common Stock or other securities of the Company;

             (ii) that the Company subdivides or combines its outstanding shares of Common Stock;

             (iii) of any reclassification of the Common Stock of the Company (other than a subdivision or combination of its outstanding shares of Common Stock or a stock dividend or stock distribution thereon), or of any consolidation or merger of the Company into or with another corporation, or of the sale of all or substantially all of the assets of the Company; or

             (iv) of the inventory or voluntary dissolution, liquidation or winding up of the Company;

        then the Company shall cause to be filed at its principal office or at the office of the transfer agent of the Common Stock, and shall cause to be mailed to the Warrantholders at their last addresses as shown on the records of the Company or such transfer agent, at least 15 days prior to the record date specified in (A) below or 30 days before the date specified in (B) below, a notice stating

                (A) the record date of such dividend, distribution, subdivision or combination, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, subdivision or combination are to be determined, or

                (B) the date on which such reclassification, consolidation, merger, sale, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, dissolution or winding up.

     5.3 Regulatory Compliance. Notwithstanding the foregoing provisions of this Section 5, in the event any adjustment of the Exercise Amount pursuant to this Section 5 shall cause the Investor to be entitled to acquire, upon exercise of this Warrant Certificate, a number of shares of Common Stock which would exceed the 20% threshold established in The Nasdaq Stock Market Marketplace Rule 4460(i)(D) or any successor rule or regulation (the "20% NASD Limit"), the Exercise Amount shall be reduced to allow the Company to comply with the NASD 20% Limit until such time as the Company shall be in compliance with Rule 4460(i)(D), whether by obtaining requisite stockholder approval or otherwise.

6. Exchange and Replacement of Warrant Certificate.

     6.1 On surrender for exchange of this Warrant Certificate, or any Warrant Certificate or Warrant Certificates issued upon subdivision, exercise, or transfer in whole or in part of this Warrant Certificate, properly endorsed, to the Company, the Company at its expense will issue and deliver to or on the order of the holder thereof a new Warrant Certificate or Warrant Certificates of like tenor, in the name of such holder or as such holder (on payment by such holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant Certificate or Warrant Certificates so surrendered.

     6.2 In the event this or any subsequently issued Warrant Certificate is lost, stolen, mutilated or destroyed, the Company may, upon receipt or a proper affidavit (and surrender of any mutilated Warrant Certificate) and an indemnity agreement or security reasonably satisfactory in form and amount to the Company, in each instance protecting the Company, issue a new Warrant Certificate of like denomination, tenor and date as the Warrant Certificate so lost, stolen, mutilated or destroyed. Any such new Warrant Certificate shall constitute an original contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated or destroyed Warrant Certificate shall be at any time enforceable by anyone.

7. Elimination of Fractional Interests.

     7.1 The Company shall not issue any fraction of a share in connection with the exercise of this Warrant Certificate, but in any case where the Warrantholder would, except for the provisions of this Section 7, be entitled under the terms of this Warrant Certificate to receive a fraction of a share upon the exercise of this Warrant Certificate, the Company shall, upon the exercise of the Warrant Certificate for the largest number of full shares then called for thereby and receipt of the Exercise Price thereof, pay a sum in cash equal to the Fair Market Value of such fraction of a share on the day preceding such exercise. The Warrantholder expressly waives its rights to receive any fraction of a share or a Warrant Certificate representing a fractional share upon exercise thereof.

     7.2 If the taking of any action would cause an adjustment in the Exercise Price so that the exercise of this Warrant Certificate while such Exercise Price is in effect would cause shares to be issued at a price below their then par value, the Company will take such action as may, in the opinion of its counsel, be necessary in order that it may validly and legally issue fully paid and nonassessable shares of Common Stock upon the exercise of this Warrant Certificate.

8. Reservation and Listing of Shares.

     The Company will cause to be reserved and kept available out of its authorized and unissued shares of Common Stock the number of whole shares of Common Stock sufficient to permit the exercise in full of this Warrant Certificate.

9. Rights of Warrantholder.

     9.1 The Company may deem and treat the person in whose name this Warrant Certificate is registered with it as the absolute owner for all purposes whatever (notwithstanding any notation of ownership or other writing thereon made by anyone other than the Company) and the Company shall not be affected by any notice to the contrary. The terms "Warrantholder" and "holder of the Warrant Certificate" and all other similar terms used herein shall mean only such person(s) in whose name(s) this Warrant Certificate if properly registered on the Company's books. However, notwithstanding the foregoing, no person, entity or group may become a Warrantholder other than the Warrantholder unless and until (a) the provisions of Section 3.1 hereof have been complied with, (b) the Company has received an assignment transferring all right, title and interest in and to this Warrant Certificate, and (c) such person, entity or group represents and warrants in writing that it will be the sole legal and beneficial owner thereof.

     9.2 Each Person who is a Warrantholder shall be entitled to be issued a share of Voting Preferred Stock from the Company at such time as such Person becomes a Warrantholder. Each Warrantholder agrees to surrender such share of Voting Preferred Stock to the Company at such time as he no longer is a Warrantholder; provided, that any such share may be transferred by a Warrantholder to any transferee of such Warrantholder.

10. Notices.

     Any notice or demand authorized by this Warrant Certificate to be given or made by the Warrantholder to or on the Company or to be given or made by the Company to or on the Warrantholder shall be sufficiently given or made if sent in writing by first-class mail, postage prepaid, addressed as follows:

          (a) If to the Warrantholder, to the address for such holder as shown on the books of the Company; or

        (b) If to the Company, to:

           Alpha Microsystems
           2722 South Fairview Street
           Santa Ana, California 92704
           Attention: President

or at such other address as the registered holder or the Company may hereafter have advised the other.

11. Successors.

     All the covenants, agreements, representations and warranties contained in this Warrant Certificate shall bind the parties hereto and their respective heirs, executors, administrators, distributees, successors and assigns.

12. Headings.

     The Section headings in this Warrant Certificate have been inserted for purposes of convenience only and shall have no substantive effect.

13. Law Governing.

     This Warrant Certificate is delivered in the State of New York and shall be construed and enforced in accordance with, and governed by, the laws of the State of New York (without giving effect to the choice of law principle of such state), regardless of the jurisdiction of creation or domicile of the Company or its successors or of the holder at any time hereof.

14. Remedies.

     The Company stipulates that the remedies at law of the holder of this Warrant Certificate in the event of any default or threatened default by the Company in the performance of or compliance with any of the terms of this Warrant Certificate are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

     IN WITNESS WHEREOF, the Company has executed this Warrant Certificate by its duly authorized officer as of the day and year first above written.

                                          ALPHA MICROSYSTEMS

                                          By:
                                          Name:
                                          Title: